CLARUS

2008 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 0-24277

CLARUS CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	58-1972600
(State of Incorporation)	(I.R.S. Employer Identification No.)

One Landmark Square
Stamford, Connecticut 06901
(Address of principal office, including zip code)

(203) 428-2000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: None

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: Common Stock, par value $.0001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO[X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. YES [ ] NO[X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES [ ] NO [X] ıe aggregate market value of the voting stock and non-voting common equity held by non-affiliates of the Registrant at June 30, 2008 was approximately $76.9 million based on $5.60 per share, the closing price of the common stock as quoted on the OTC Pink Sheets Electronic Quotation Service.

The number of shares of the Registrant's common stock outstanding at February 24, 2009 was 17,366,747 shares.

DOCUMENT INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of the Registrant's 2008 fiscal year end are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements, including information about or related to our future results, certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe," "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any or all of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based upon actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update publicly or revise any of these forward-looking statements.

These and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, our planned effort to redeploy our assets and use our cash, cash equivalents and marketable securities to enhance stockholder value following the sale of substantially all of our electronic commerce business, which represented substantially all of our revenue generating operations and related assets, and the risks and uncertainties set forth in the section headed "Risk Factors" of Part I, Item 1A of this report and described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this report. We cannot assure you that we will be successful in our efforts to redeploy our assets or that any such redeployment will result in Clarus' future profitability. Our failure to redeploy our assets could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

OVERVIEW

Clarus Corporation ("Clarus" or the "Company," which may be referred to as "we," "us," or "our") was formerly a provider of e-commerce business solutions until the sale of substantially all of its operating assets in December 2002. We are currently seeking to redeploy our cash, cash equivalents and marketable securities to enhance stockholder value and are seeking, analyzing and evaluating potential acquisition and merger candidates. We were incorporated in Delaware in 1991 under the name SQL Financials, Inc. In August 1998, we changed our name to Clarus Corporation. Our principal corporate office is located at One Landmark Square, Stamford, Connecticut 06901 and our telephone number is (203) 428-2000.

BUSINESS

At the 2002 annual meeting of our stockholders held on May 21, 2002, Warren B. Kanders, Burtt R. Ehrlich and Nicholas Sokolow were elected by our stockholders to serve on our Board of Directors. Under the leadership of these directors, our Board of Directors adopted a strategy of seeking to enhance stockholder value by pursuing opportunities to redeploy our assets through an acquisition of, or merger with, an operating business that will serve as a platform company, using our cash, cash equivalents, marketable securities, other non-operating assets (including, to the extent available, our net operating loss carryforward) and our publicly-traded stock to enhance future growth. The strategy also seeks to reduce significantly our cash expenditure rate by targeting, to the extent practicable, our overhead expenses excluding transaction expenses to the amount of our investment income until the completion of an acquisition or merger. Management currently believes, however, that the Company's operating expenses will exceed investment income during 2009 due to declines in interest rates and earnings on investments.

As part of our strategy to enhance stockholder value, on December 6, 2002, we consummated the sale of substantially all of the assets of our electronic commerce business, which represented substantially all of our revenue generating operations and related assets, to Epicor Software Corporation ("Epicor"), a Delaware corporation, for a purchase price of $1.0 million in cash (the "Asset Sale"). Epicor is traded on the NASDAQ National Market under the symbol "EPIC." The sale included licensing, support and maintenance activities from our eProcurement, Sourcing, View (for eProcurement), eTour (for eProcurement), ClarusNET, and Settlement software products, our customer lists, certain contracts and certain intellectual property rights related to the purchased assets, maintenance payments and certain furniture and equipment. Epicor agreed to assume certain of our liabilities, such as executory obligations arising under certain contracts, agreements and commitments related to the transferred assets. We remained responsible for all of our other liabilities, liabilities under certain contracts, including any violations of environmental laws and for our obligations related to any of our indebtedness and employee benefit plans or taxes that were due and payable in connection with the acquired assets on or before the closing date of the Asset Sale.

Upon the closing of the sale to Epicor, Warren B. Kanders assumed the position of Executive Chairman of the Board of Directors, Stephen P. Jeffery ceased to serve as Chief Executive Officer and Chairman of the Board, and James J. McDevitt ceased to serve as Chief Financial Officer and Corporate Secretary. Mr. Jeffery agreed to continue to serve on the Board of Directors and serve in a consulting capacity for a period of three years. In addition, the Board of Directors appointed Nigel P. Ekern as Chief Administrative Officer to oversee the operations of Clarus and to assist with our asset redeployment strategy. Mr. Ekern resigned December 31, 2006. Philip A. Baratelli assumed the role of Chief Financial Officer on February 1, 2007.

On January 1, 2003, we sold the assets related to our Cashbook product, which were excluded from the Epicor transaction, to an employee group headquartered in Limerick, Ireland. This completed the sale of nearly all of our active software operations as part of our strategy to limit operating losses and enable us to reposition our business in order to enhance stockholder value. In anticipation of the redeployment of our assets, our cash equivalents and marketable securities are being held in short-term, highly rated instruments designed to preserve safety and liquidity and to exempt us from registration as an investment company under the Investment Company Act of 1940.

We are currently working to identify suitable merger partners or acquisition opportunities. Although we are not targeting specific industries for potential acquisitions, we plan to seek businesses with substantial operations and free cash flow, experienced management teams, and operations in markets offering substantial growth opportunities. Our investment criteria generally includes companies with a transaction value of between $200 million to over $500 million with levels of earnings before income tax, taxes, depreciation and amortization ("EBITDA") of approximately $25 million or greater so as to utilize our available net operating loss tax carryforwards ("NOLs"). In addition, we believe that our common stock, which has a strong institutional stockholder base, offers us flexibility as acquisition currency and will enhance our attractiveness to potential merger or acquisition candidates. This strategy is, however, subject to certain risks. See "Risk Factors" below.

At the Company's annual stockholders meeting on July 24, 2003, the stockholders approved an amendment (the "Amendment") to our Amended and Restated Certificate of Incorporation to restrict certain acquisitions of Clarus' securities in order to help assure the preservation of our NOLs. Although the transfer restrictions imposed on our securities are intended to reduce the likelihood of an impermissible ownership change, no assurance can be given that such restrictions would prevent all transfers that would result in an impermissible ownership change. The Amendment generally restricts and requires prior approval of our Board of Directors of direct and indirect acquisitions of the Company's equity securities if such acquisition will affect the percentage of our capital stock that is treated as owned by a 5% stockholder. The restrictions will generally only affect persons trying to acquire a significant interest in our common stock.

On February 7, 2008, our Board of Directors approved a Rights Agreement (the "Rights Agreement") which provides for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock, payable to stockholders of record as of the close of business on February 12, 2008. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a purchase price of $12.00. The Rights Agreement is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible "change of ownership" under Section 382 of the Internal Revenue Code of 1986 as amended. A significant penalty is imposed on any person or group that acquires 4.9% or more (but less than 50%) of our then-outstanding common stock without the prior approval of our Board of Directors. There is no guaranty that the objective of the Rights Agreement of preserving the NOLs will be achieved. There is a possibility that certain transactions may be completed by stockholders or prospective stockholders that could trigger an "ownership change." The parties to the Rights Agreement, dated as of February 12, 2008 are Clarus and American Stock Transfer & Trust Company, as rights agent.

As of December 31, 2008, our investment portfolio comprising our cash, cash equivalents and marketable securities was valued at approximately $86 million and consists primarily of United States government agency securities and money market funds held in a custody account at JP Morgan Chase with a weighted average maturity of 65 days as of January 31, 2009. Any reduction in the amount of our investment portfolio may limit our ability to redeploy our assets and use our cash, cash equivalents and marketable securities to acquire an operating business which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

PRIOR BUSINESS

Prior to the sale of substantially all of our operating assets in December 2002, we developed, marketed and supported Internet-based business-to-business e-commerce software that automated the procurement, sourcing, and settlement of goods and services. Our software was designed to help organizations reduce the costs associated with the purchasing and payment settlement of goods and services, and help to maximize procurement economies of scale.

EMPLOYEES

All of our employees are based in the United States. As of December 31, 2008, we had a total of eleven employees, all of which are located in our Stamford, Connecticut headquarters. Our employees devote as much of their time as is necessary to the affairs of the Company and also serve in various capacities with other public and private entities. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Successful redeployment of our assets is dependent upon the efforts of our executive management team, in particular Warren B. Kanders, our Executive Chairman of the Board of Directors. While Mr. Kanders resigned effective July 31, 2007 as Chairman and Chief Executive Officer of Armor Holdings, Inc. in connection with its sale, he and our other employees also serve in various capacities with other public and private entities, including blank check companies and not-for-profit entities. As previously disclosed, our employees, including Mr. Kanders devote as much of their time as is necessary to the affairs of the Company.

Executive Officers of the Registrant

Pursuant to General Instruction G(3), the information regarding our executive officers called for by Item 401(b) of Regulation S-K is hereby included in Part I of this Annual Report on Form 10-K.

The executive officers of our Company as of March 1, 2009 are as follows:

Warren B. Kanders, 51, has served as one of our directors since June 2002 and as Executive Chairman of our Board of Directors since December 2002. Since May 2007, Mr. Kanders has served as a director of Highlands Acquisition Corp., a publicly-held blank check company formed with a focus on acquiring a business in the healthcare industry. Mr. Kanders has served as the President of Kanders & Company since 1990. Prior to the completion of the acquisition of Armor Holdings, Inc., formerly a New York Stock Exchange-listed company and a manufacturer and supplier of military vehicles, armed vehicles and safety and survivability products and systems to the aerospace & defense, public safety, homeland security and commercial markets, by BAE Systems plc on July 31, 2007, Mr. Kanders served as the Chairman of the Board of Armor Holdings, Inc. since January 1996 and as its Chief Executive Officer since April 2003. From April 2004 until October 2006, he served as the Executive Chairman, and since October 2006, has served as the Non-Executive Chairman of the Board of Stamford Industrial Group, Inc., a publicly-held company that, through its subsidiary, Concord Steel, is a leading independent manufacturer of steel counterweights. Since November 2004, Mr. Kanders has served as the Chairman of the Board of Directors of Langer, Inc., a Nasdaq-listed provider of orthotic and skin-care products. From October 1992 to May 1996, Mr. Kanders served as Founder and Vice Chairman of the Board of Benson Eyecare Corporation, a distributor of eye care products and services.

Philip A. Baratelli, 41, has served as our Chief Financial Officer, Secretary and Treasurer since February 2007. Since February 2007, Mr. Baratelli has also served as Chief Financial Officer for Kanders & Company, Inc., a private investment firm principally owned and controlled by Mr. Warren B. Kanders that makes investments in and provides consulting services to public and private entities. Since April 2007, Mr. Baratelli has served as the Chief Financial Officer for Highlands Acquisition Corp., a publicly-held blank check company formed with a focus on acquiring a business in the healthcare industry. From June 2001 to February 2007, Mr. Baratelli was the Corporate Controller and Treasurer of Armor Holdings, Inc., a manufacturer and supplier of military vehicles, armored vehicles and safety and survivability products and systems serving aerospace & defense, public safety, homeland security and commercial markets. From February 1998 to February 2001, Mr. Baratelli was employed by PricewaterhouseCoopers LLP in various positions ranging from Associate to Senior Associate. From 1991 to 1997, Mr. Baratelli worked for Barnett Banks, Inc. in various finance and credit analysis positions. Mr. Baratelli received a Bachelor of Science in finance from Florida State University in 1989 and a Bachelor of Business Administration in accounting from the University of North Florida in 1995. Mr. Baratelli is a Certified Public Accountant.

AVAILABLE INFORMATION

Our Internet address is www.claruscorp.com. We make available free of charge on or through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, and the proxy statement for our annual meeting of stockholders as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. Forms 3, 4 and 5 filed with respect to our equity securities under section 16(a) of the Securities Exchange Act of 1934, as amended, are also available on our Internet website. All of the foregoing materials are located at the ''SEC Filings'' tab under the section titled "Investor Relations". The information found on our website shall not be deemed incorporated by reference by any general statement incorporating by reference this report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

We have adopted a Code of Ethics for Senior Executive Officers and Senior Financial Officers, a Code of Business Conduct and Ethics for directors, officers, employees, agents, representatives, subsidiaries and affiliates, an Audit Committee Charter, Complaint Procedures for Accounting and Auditing Matters, a Compensation Committee Charter, a Nominating/Corporate Governance Committee Charter, and Corporate Governance Guidelines, all of which are available at our Internet website at the tab ''Investor

Relations.'' We will provide to any person without charge, upon request, a copy of the foregoing materials. We intend to disclose future amendments to the provisions of the foregoing documents, policies and guidelines and waivers therefrom, if any, on our Internet website and/or through the filing of Current Report on Form 8-K with the Securities and Exchange Commission.

Materials we file with the Securities and Exchange Commission may be read and copied at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission at www.sec.gov. In addition, you may request a copy of any such materials, without charge, by submitting a written request to: Clarus Corporation, c/o the Secretary, One Landmark Square, 22nd Floor, Stamford, Connecticut 06901.

Information on our Internet website does not constitute a part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be carefully considered in evaluating our business because such factors may have a significant impact on our business, operating results, liquidity and financial condition. As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward-looking statements. Additional risks and uncertainties not presently known to us, or that we currently consider to be immaterial, may also impact our business, operating results, liquidity and financial condition. If any of the following risks occur, our business, operating results, liquidity and financial condition could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO CLARUS CORPORATION

WE CONTINUE TO INCUR OPERATING LOSSES.

As a result of the sale of substantially all of our electronic commerce business in 2002, we no longer generate revenue previously associated with the products and contracts comprising our electronic commerce business. We are not profitable and have incurred an accumulated deficit of $284.5 million from our inception through December 31, 2008. Our current ability to generate revenues and to achieve profitability and positive cash flow will depend on our ability to redeploy our assets and use our cash, cash equivalents and marketable securities to reposition our business whether it is through a merger or acquisition. Our ability to become profitable will depend, among other things, (i) on our success in identifying and acquiring a new operating business, (ii) on our development of new products or services relating to our new operating business, and (iii) on our success in distributing and marketing our new products or services.

WE MAY BE UNABLE TO REDEPLOY OUR ASSETS SUCCESSFULLY.

As part of our strategy to limit operating losses and enable Clarus to redeploy its assets and use its cash, cash equivalents and marketable securities to enhance stockholder value, we sold our electronic commerce business, which represented substantially all of our revenue generating operations and related assets. We are pursuing a strategy of identifying suitable merger partners and acquisition candidates that will serve as a platform company. Although we are not targeting specific business industries for potential acquisitions, we plan to seek businesses with operations and free cash flow, experienced management teams, and operations in markets offering significant growth opportunities. In identifying, evaluating and selecting a target business for a potential acquisition, we expect to encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups, venture capital funds, leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well-established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us which will give them a competitive advantage in pursuing the acquisition of certain target businesses. We may not be able to successfully identify such a business, obtain financing for such acquisition, or successfully operate any business that we identify. We have been working without success since December 2002 to identify a suitable merger partner and consummate an acquisition. Failure to redeploy successfully will result in our inability to become profitable.

Even if we identify an appropriate acquisition opportunity, we may be unable to negotiate favorable terms for that acquisition. We may be unable to select, manage or absorb or integrate any future acquisitions successfully. Any acquisition, even if effectively integrated, may not benefit our stockholders. Any acquisitions that we attempt or complete may involve a number of unique risks including: (i) executing successful due diligence; (ii) our exposure to unforeseen liabilities of acquired companies; and (iii) our ability to integrate and absorb the acquired company successfully. We may be unable to address these problems successfully. Our failure to redeploy our assets could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

RECENT TURMOIL ACROSS VARIOUS SECTORS OF THE FINANCIAL MARKETS MAY NEGATIVELY IMPACT THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND/OR OPERATING RESULTS.

Recently, the various sectors of the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the disruption in credit markets and availability of credit and other financing, the failure, bankruptcy, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our ability to obtain financing necessary to effectively execute our redeployment strategy and on the market value of our investment portfolio and otherwise on our ability to redeploy our assets and use our cash, cash equivalents and marketable securities to acquire an operating business, this could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

OUR EFFORTS TO REDEPLOY OUR ASSETS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE LOSS OF KEY MANAGEMENT OR THE DIVERSION OF OUR MANAGEMENT TO OUTSIDE INTERESTS.

Our ability to successfully effect a redeployment of our assets and successfully run the Company following such a transaction is dependent upon the efforts of key management, including Warren B. Kanders, our Executive Chairman of the Board of the Directors. The loss of his services, or the inability of the Company to continue to retain his services on mutually satisfactory terms, could have a detrimental effect on the market price of our common stock and our future business, financial condition and results of operations.

Our executive employees devote as much of their time as is necessary to the affairs of the Company and also serve in various capacities with other public and private entities, including blank check companies and not-for-profit entities affiliated with Kanders & Company. While management believes these non-exclusive arrangements benefit the Company by availing itself of certain of the resources of Kanders & Company, the other business interests of these individuals could limit their ability to devote time to our affairs. It is noted, however, that the obligations of our executive management team to present business opportunities to the other business entities they are affiliated with is first subject to any pre-existing fiduciary or other obligations our executive management team may owe to Clarus.

WE WILL INCUR SIGNIFICANT COSTS IN CONNECTION WITH OUR EVALUATION OF SUITABLE MERGER PARTNERS AND ACQUISITION CANDIDATES.

As part of our plan to redeploy our assets, our management is seeking, analyzing and evaluating potential acquisition and merger candidates. We have incurred and will continue to incur significant costs, such as due diligence and legal and other professional fees and expenses, as part of these redeployment efforts. We incurred approximately $1.4 million of transaction related expenses during 2006 for due diligence and negotiation of potential acquisitions. In 2004, we incurred $1.6 million of transaction related expenses during due diligence and negotiation of potential acquisitions. Notwithstanding these efforts and expenditures, we cannot give any assurance that we will identify an appropriate acquisition opportunity in the near term, or at all.

SINCE WE HAVE NOT YET SELECTED A PARTICULAR INDUSTRY OR TARGET BUSINESS WITH WHICH TO REDEPLOY OUR ASSETS, YOU WILL BE UNABLE TO CURRENTLY ASCERTAIN THE MERITS OR RISKS OF THE INDUSTRY OR BUSINESS IN WHICH WE MAY ULTIMATELY OPERATE.

Because we may consummate a merger or acquisition with a company in any industry and are not limited to any particular type of business there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately operate or the target business which we may ultimately acquire. If we complete a merger or acquisition with an entity in an industry characterized by a high level of risk, we may be affected by the currently unascertainable risks of that industry. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. We also cannot assure you that an investment in our securities will not ultimately prove to be less favorable to our stockholders than a direct investment, if an opportunity were available, in a target business.

THE REPORTING REQUIREMENTS UNDER RULES ADOPTED BY THE SECURITIES AND EXCHANGE COMMISSION RELATING TO SHELL COMPANIES MAY DELAY OR PREVENT US FROM MAKING CERTAIN ACQUISITIONS.

As a result of the final rules adopted by the Securities and Exchange Commission on June 29, 2005, Clarus may be deemed to be a shell company. The rules are designed to ensure that investors in shell companies that acquire operations have timely access to the same kind of information as is available to investors in public companies generally. The rules prohibit the use by shell companies of a Form S-8 and revise the Form 8-K to require a shell company to include extensive registration-level information required to register a class of securities under the Securities Exchange Act of 1934 (the "Exchange Act"), in the filing on Form 8-K that the shell company files to report the acquisition of a business.

The extensive registration-level information includes a detailed description of a company's business and properties, management, executive compensation, related party transactions, legal proceedings and historical market price information, as well as audited historical financial statements and management's discussion and analysis of results of operations. The revised Form 8-K rules also require a shell company to file pro forma financial statements giving effect to the acquisition not later than four business days after completion of the acquisition, instead of 75 days as required by non-shell companies.

If Clarus were to be deemed a shell company, any increased difficulty in Clarus' ability to identify and consummate an acquisition with an appropriate merger candidate can materially adversely affect Clarus' ability to successfully implement its redeployment strategy. The time and additional costs that may be incurred by some acquisition prospects to prepare such detailed disclosures and obtain audited financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Clarus, or deter potential targets from negotiating with Clarus.

WE WILL LIKELY HAVE NO OPERATING HISTORY IN OUR NEW LINE OF BUSINESS, WHICH IS YET TO BE DETERMINED, AND THEREFORE WE WILL BE SUBJECT TO THE RISKS INHERENT IN ESTABLISHING A NEW BUSINESS.

We have not identified what our new line of business will be; therefore, we cannot fully describe the specific risks presented by such business. It is likely that we will have had no operating history in the new line of business and it is possible that the target company may have a limited operating history in its business. Accordingly, there can be no assurance that our future operations will generate operating or net income, and as such our success will be subject to the risks, expenses, problems and delays inherent in establishing a new line of business for Clarus. The ultimate success of such new business cannot be assured.

OUR ABILITY TO BE SUCCESSFUL AFTER A REDEPLOYMENT OF OUR ASSETS MAY BE DEPENDENT UPON THE CONTINUED EFFORTS OF OUR MANAGEMENT TEAM AND KEY PERSONNEL WHO MAY JOIN US FOLLOWING A REDEPLOYMENT OF OUR ASSETS.

The role of our management team and key personnel from the target business we acquire cannot presently be ascertained. While we intend to closely scrutinize any individuals we engage after a redeployment of our assets, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

AS A RESULT OF AN ASSET REDEPLOYMENT WE MAY BE REQUIRED TO SUBSEQUENTLY TAKE WRITE-DOWNS OR WRITE-OFFS, RESTRUCTURING, AND IMPAIRMENT OR OTHER CHARGES THAT COULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND OUR STOCK PRICE, WHICH COULD CAUSE YOU TO LOSE SOME OR ALL OF YOUR INVESTMENT.

We must conduct a due diligence investigation of the target businesses we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business with which we combine, we cannot assure you that this diligence will reveal all material issues that may affect a particular target business, or that factors outside the control of the target business and outside of our control will not later arise. If our diligence fails to identify issues specific to a target business, industry or the environment in which the target business operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our common stock. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing.

WE MAY BE UNABLE TO REALIZE THE BENEFITS OF OUR NET OPERATING LOSS ("NOL") AND TAX CREDIT CARRYFORWARDS.

NOLs may be carried forward to offset federal and state taxable income in future years and eliminate income taxes otherwise payable on such taxable income, subject to certain adjustments. Based on current federal corporate income tax rates, our NOL and other carryforwards could provide a benefit to us, if fully utilized, of significant future tax savings. However, our ability to use these tax benefits in future years will depend upon the amount of our otherwise taxable income. If we do not have sufficient taxable income in future years to use the tax benefits before they expire, we will lose the benefit of these NOL carryforwards permanently.

Consequently, our ability to use the tax benefits associated with our substantial NOL will depend significantly on our success in identifying suitable merger partners and/or acquisition candidates, and once identified, successfully consummate a merger with and/or acquisition of these candidates.

Additionally, if we underwent an ownership change, the NOL carryforward limitations would impose an annual limit on the amount of the taxable income that may be offset by our NOL generated prior to the ownership change. If an ownership change were to occur, we may be unable to use a significant portion of our NOL to offset taxable income. In general, an ownership change occurs when, as of any testing date, the aggregate of the increase in percentage points of the total amount of a corporation's stock owned by "5-percent stockholders" within the meaning of the NOL carryforward limitations whose percentage ownership of the stock has increased as of such date over the lowest percentage of the stock owned by each such "5-percent stockholder" at any time during the three-year period preceding such date is more than 50 percentage points. In general, persons who own 5% or more of a corporation's stock are "5-percent stockholders," and all other persons who own less than 5% of a corporation's stock are treated together as a public group.

The amount of NOL and tax credit carryforwards that we have claimed has not been audited or otherwise validated by the U.S. Internal Revenue Service (the "IRS"). The IRS could challenge our calculation of the amount of our NOL or our determinations as to when a prior change in ownership occurred and other provisions of the Internal Revenue Code may limit our ability to carry forward our NOL to offset taxable income in future years. If the IRS was successful with respect to any such challenge, the potential tax benefit of the NOL carryforwards to us could be substantially reduced.

CERTAIN PROTECTIVE MEASURES IMPLEMENTED BY US TO PRESERVE OUR NOL MAY NOT BE EFFECTIVE OR MAY HAVE SOME UNINTENDED NEGATIVE EFFECTS.

On July 24, 2003, at our Annual Meeting of Stockholders, our stockholders approved an amendment (the "Amendment") to our Amended and Restated Certificate of Incorporation to restrict certain acquisitions of our securities in order to help assure the preservation of our NOL. The Amendment generally restricts direct and indirect acquisitions of our equity securities if such acquisition will affect the percentage of Clarus' capital stock that is treated as owned by a "5% stockholder." Additionally, on February 7, 2008, our Board of Directors approved a Rights Agreement which is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible "change of ownership" under Section 382 of the Internal Revenue Code of 1986 as amended.

Although the transfer restrictions imposed on our capital stock and the Rights Agreement are intended to reduce the likelihood of an impermissible ownership change, there is no guarantee that such protective measures would prevent all transfers that would result in an impermissible ownership change. These protective measures also will require any person attempting to acquire a significant interest in us to seek the approval of our Board of Directors. This may have an "anti-takeover" effect because our Board of Directors may be able to prevent any future takeover. Similarly, any limits on the amount of capital stock that a stockholder may own could have the effect of making it more difficult for stockholders to replace current management. Additionally, because protective measures implemented by us to preserve our NOL will have the effect of restricting a stockholder's ability to acquire our common stock, the liquidity and market value of our common stock might suffer.

IF WE EFFECT AN ACQUISITION OR MERGER WITH A COMPANY LOCATED OUTSIDE OF THE UNITED STATES, WE WOULD BE SUBJECT TO A VARIETY OF ADDITIONAL RISKS THAT MAY NEGATIVELY IMPACT OUR OPERATIONS.

We may effect an acquisition or merger with a company located outside of the United States. If we did, we would be subject to any special considerations or risks associated with companies operating in the target business' home jurisdiction, including any of the following:

• rules and regulations or currency conversion or corporate withholding taxes on individuals;

• tariffs and trade barriers;

• regulations related to customs and import/export matters;

• longer payment cycles;

• tax issues, such as tax law changes and variations in tax laws as compared to the United States;

• currency fluctuations and exchange controls;

• challenges in collecting accounts receivable;

- cultural and language differences;
- employment regulations;
- crime, strikes, riots, civil disturbances, terrorist attacks and wars; and
- deterioration of political relations with the United States.

We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

IF WE EFFECT AN ACQUISITION OR MERGER WITH A COMPANY LOCATED OUTSIDE OF THE UNITED STATES, THE LAWS APPLICABLE TO SUCH COMPANY WILL LIKELY GOVERN ALL OF OUR MATERIAL AGREEMENTS AND WE MAY NOT BE ABLE TO ENFORCE OUR LEGAL RIGHTS.

If we effect an acquisition or merger with a company located outside of the United States, the laws of the country in which such company operates will govern almost all of the material agreements relating to its operations. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available in this new jurisdiction. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Additionally, if we acquire a company located outside of the United States, it is likely that substantially all of our assets would be located outside of the United States and some of our officers and directors might reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws.

COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002 WILL REQUIRE SUBSTANTIAL FINANCIAL AND MANAGEMENT RESOURCES AND MAY INCREASE THE TIME AND COSTS OF COMPLETING AN ACQUISITION.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls and requires that we have such system of internal controls audited. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Section 404 of the Sarbanes-Oxley Act also requires that our independent registered public accounting firm report on management's evaluation of our system of internal controls. An acquisition target may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

THE COMPANY'S INVESTMENT PORTFOLIO CONSISTS OF SHORT-TERM, UNSECURED UNITED STATES AGENCY DEBT AND MONEY MARKET FUNDS THAT ARE SUBJECT TO CREDIT RISK.

The Company's investment portfolio includes a significant amount of short-term, unsecured debt issued by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac") as well as money market funds. Although these organizations have been chartered by the United States Congress and are most commonly referred to as government-sponsored enterprises, neither Fannie Mae nor Freddie Mac are backed or funded by the U.S. government, nor do the securities they issue benefit from any explicit government guarantee or protection. As a result of the subprime mortgage crisis of late 2007 and 2008, Fannie Mae and Freddie Mac were adversely affected and in July of 2008 the United States government took action to prevent the collapse of both corporations.

While the Company continues to monitor the value of its investment portfolio and its investment in government-sponsored enterprises, we cannot give any assurance that we will not suffer any future losses to our investment portfolio as a result of our ownership of government-sponsored enterprises. Any reduction in the amount of our investment portfolio may limit our ability to redeploy our assets and use our cash, cash equivalents and marketable securities to acquire an operating business which could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

WE COULD BE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940, WHICH COULD SIGNIFICANTLY LIMIT OUR ABILITY TO OPERATE AND ACQUIRE AN ESTABLISHED BUSINESS.

The Investment Company Act of 1940 (the "Investment Company Act") requires registration, as an investment company, for companies that are engaged primarily in the business of investing, reinvesting, owning, holding or trading securities. We have sought to qualify for an exclusion from registration including the exclusion available to a company that does not own "investment securities" with a value exceeding 40% of the value of its total assets on an unconsolidated basis, excluding government securities and cash items. This exclusion, however, could be disadvantageous to us and/or our stockholders. If we were unable to rely on an exclusion under the Investment Company Act and were deemed to be an investment company under the Investment Company Act, we would be forced to comply with substantive requirements of the Investment Company Act, including: (i) limitations on our ability to borrow; (ii) limitations on our capital structure; (iii) restrictions on acquisitions of interests in associated companies; (iv) prohibitions on transactions with affiliates; (v) restrictions on specific investments; (vi) limitations on our ability to issue stock options; and (vii) compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations. Registration as an investment company would subject us to restrictions that would significantly impair our ability to pursue our fundamental business strategy of acquiring and operating an established business. In the event the Securities and Exchange Commission or a court took the position that we were an investment company, our failure to register as an investment company would not only raise the possibility of an enforcement action by the Securities and Exchange Commission or an adverse judgment by a court, but also could threaten the validity of corporate actions and contracts entered into by us during the period we were deemed to be an unregistered investment company. Moreover, the Securities and Exchange Commission could seek an enforcement action against us to the extent we were not in compliance with the Investment Company Act during any point in time.

RISKS RELATED TO OUR COMMON STOCK

OUR COMMON STOCK IS NO LONGER LISTED ON THE NASDAQ NATIONAL MARKET.

On October 5, 2004, our common stock was delisted from the NASDAQ National Market. The delisting followed a determination by the NASDAQ Listing Qualifications Panel that the Company was a "public shell" and should be delisted due to policy concerns raised under NASDAQ Marketplace Rules 4300 and 4300(a)(3). Additional information concerning the delisting is set forth in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2004. The Company's common stock is now quoted on the OTC Pink Sheets Electronic Quotation Service under the symbol "CLRS.PK." As a result of the delisting, stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, our common stock, the liquidity of our stock may be reduced, making it difficult for a stockholder to buy or sell our stock at competitive market prices or at all, we may lose support from institutional investors and/or market makers that currently buy and sell our stock and the price of our common stock could decline.

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

The market prices of our common stock have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Please see the table contained in Item 5 of this Report which sets forth the range of high and low closing prices of our common stock for the calendar quarters indicated.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

Although our stockholders may receive dividends if, as and when declared by our Board of Directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AUTHORIZES THE ISSUANCE OF SHARES OF PREFERRED STOCK.

Our Amended and Restated Certificate of Incorporation provides that our Board of Directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of Clarus without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

WE MAY ISSUE A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK IN THE FUTURE, WHICH COULD CAUSE DILUTION TO CURRENT INVESTORS AND OTHERWISE ADVERSELY AFFECT OUR STOCK PRICE.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we may issue additional shares of common stock as consideration for such acquisitions. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our corporate headquarters is currently located in Stamford, Connecticut where we lease approximately 8,600 square feet for $28,960 per month, pursuant to a lease, which expires on March 31, 2019.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to nor are any of our properties subject to any pending legal, administrative or judicial proceedings other than routine litigation incidental to our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is now quoted on the OTC Pink Sheets Electronic Quotation Service under the symbol "CLRS.PK".

The following table sets forth, for the indicated periods, the range of high and low bids for our common stock as reported by the OTC Pink Sheets Electronic Quotation Service. The quotes listed below reflect inter-dealer prices or transactions solely between market-makers, without retail mark-up, mark-down or commission and may not represent actual transactions.

	High	Low
Calendar Year 2009		
First Quarter (through February 24, 2009)	$4.34	$4.03
Year ended December 31, 2008		
First Quarter	$6.47	$5.60
Second Quarter	$6.42	$5.55
Third Quarter	$5.85	$5.01
Fourth Quarter	$5.20	$4.02
Year ended December 31, 2007		
First Quarter	$8.20	$7.05
Second Quarter	$9.80	$8.05
Third Quarter	$9.85	$6.75
Fourth Quarter	$7.30	$5.73

PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on our common stock to the cumulative total return of the NASDAQ National Market Composite and The Russell 2000 Index for the period commencing on December 31, 2003 and ending on December 31, 2008 (the "Measuring Period"). The graph assumes that the value of the investment in our common stock and each index was $100 on December 31, 2003. The yearly change in cumulative total return is measured by dividing (1) the sum of (i) the cumulative amount of dividends for the Measuring Period, assuming dividend reinvestment, and (ii) the change in share price between the beginning and end of the Measuring Period, by (2) the share price at the beginning of the Measuring Period.

The Company considered providing a comparison consisting of a group of peer companies in an industry or line-of-business similar to us, but could not reasonably identify a group of comparable peer companies that the Company believed would provide our stockholders with a meaningful comparison. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN*
AMONG CLARUS, THE NASDAQ NATIONAL MARKET COMPOSITE AND THE RUSSELL 2000 INDEX

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
CLARUS CORPORATION	$100.00	$123.29	$114.38	$ 96.58	$ 80.82	$ 58.22
NASDAQ NATIONAL MARKET COMPOSITE	$100.00	$108.59	$110.09	$120.56	$132.39	$ 78.72
THE RUSSELL 2000 INDEX	$100.00	$117.00	$120.88	$141.43	$137.55	$ 89.68



$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
2003
2004
2005
2006
2007
2008
CLRS
Russell 2000
NASDAQ - Market Composite

*** $100 INVESTED ON 12/31/03 IN STOCK OR INDEX - INCLUDING REINVESTMENT OF DIVIDENDS.**

STOCKHOLDERS

On February 24, 2009, the last reported sales price for our common stock was $4.05 per share. As of February 24, 2009, there were 132 holders of record of our common stock.

DIVIDENDS

We currently anticipate that we will retain all future earnings for use in our business and do not anticipate that we will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on the payment of dividends, and other factors our Board of Directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

None.

RECENT PURCHASES OF OUR REGISTERED EQUITY SECURITIES

We did not purchase any shares of our common stock during the Company's fourth quarter of 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information regarding our equity plans as of December 31, 2008:

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted-average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders (1)	1,308,750	$5.25	4,406,517
Equity compensation plans not approved by security holders (2) (3) (4)	1,100,000	$7.83	--
Total	2,408,750	$6.42	4,406,517

(1) Consists of stock options and restricted stock awards issued under the Amended and Restated Stock Incentive Plan of Clarus Corporation (the "2000 Plan"). Also consists of stock options issued and issuable under the 2005 Clarus Corporation Stock Incentive Plan (the "2005 Plan").

(2) Includes options granted to the Company's Executive Chairman, Warren B. Kanders on December 20, 2003 to purchase 400,000 shares of common stock, having an exercise price of $7.50 per share.

(3) Includes options granted to the Company's Executive Chairman, Warren B. Kanders on December 20, 2003 to purchase 400,000 shares of common stock, having an exercise price of $10.00 per share.

(4) Includes 300,000 shares of restricted stock granted to the Company's Executive Chairman, Warren B. Kanders on April 11, 2003, having voting, dividend, distribution and other rights, which shall vest and become nonforfeitable if Mr. Kanders is an employee and/or a director of the Company or a subsidiary or affiliate of the Company on the earlier of (i) the date the closing price of the Company's common stock equals or exceeds $15.00 per share for each of the trading days during a ninety consecutive day period, or (ii) April 11, 2013, subject to acceleration in certain circumstances.

ITEM 6. SELECTED FINANCIAL DATA

Our selected financial information set forth below should be read in conjunction with our consolidated financial statements, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this Report. The following statement of operations and balance sheet data have been derived from our audited consolidated financial statements and should be read in conjunction with those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this Report.

	Years ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues:					
License fees	$ --	$ --	$ --	$ --	$1,106
Total Revenues	--	--	--	--	1,106
Operating expenses:					
General and administrative	4,517	3,767	3,530	3,504	3,395
Transaction expense	--	(13)	1,431	(59)	1,636
Depreciation	356	359	346	334	186
Total Operating Expenses	4,873	4,113	5,307	3,779	5,217
Operating Loss	(4,873)	(4,113)	(5,307)	(3,779)	(4,111)
Other (expense) income	(2)	(6)	--	(2)	19
Interest income	2,473	4,239	4,016	2,490	1,203
Net (Loss) Income Before Income Tax	$(2,402)	$ 120	$ (1,291)	$ (1,291)	$(2,889)
Income tax	--	3	--	--	--
Net (Loss) Income	$(2,402)	$ 117	$(1,291)	$(1,291)	$(2,889)
(Loss) Income Per Share					
Basic	$(0.14)	$ 0.01	$ (0.08)	$ (0.08)	$ (0.18)
Diluted	$(0.14)	$ 0.01	$ (0.08)	$ (0.08)	$ (0.18)
Weighted Average Common Shares Outstanding					
Basic	16,867	16,658	16,613	16,329	16,092
Diluted	16,867	17,051	16,613	16,329	16,092

Balance Sheet Data:	As of December 31,				
	2008	2007	2006	2005	2004
Cash and cash equivalents	$ 19,342	$ 41,886	$ 1,731	$ 23,270	$ 48,377
Marketable securities	$ 66,670	$ 45,223	$ 82,634	$ 61,601	$ 35,119
Total assets	$ 87,177	$ 88,680	$ 86,673	$ 88,278	$ 86,437
Total stockholders' equity	$ 86,384	$ 87,719	$ 85,716	$ 86,609	$ 84,854

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements, including information about or related to our future results, certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this report, the words "estimate," "project," "intend," "believe," "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that our assumptions underlying the forward-looking statements are reasonable, any or all of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based upon actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this report, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this report speak only as of the date of this report, and we have no obligation to update publicly or revise any of these forward-looking statements.

These and other statements, which are not historical facts, are based largely upon our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, our planned effort to redeploy our assets and use our substantial cash, cash equivalents and marketable securities to enhance stockholder value following the sale of substantially all of our electronic commerce business, which represented substantially all of our revenue generating operations and related assets, and the risks and uncertainties set forth in the section headed "Risk Factors" of Part I, Item 1A of this Report and described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this Report. We cannot assure you that we will be successful in our efforts to redeploy our assets or that any such redeployment will result in Clarus' future profitability. Our failure to redeploy our assets could have a material adverse effect on the market price of our common stock and our business, financial condition and results of operations.

OVERVIEW

AS PART OF OUR PREVIOUSLY ANNOUNCED STRATEGY TO LIMIT OPERATING LOSSES AND ENABLE THE COMPANY TO REDEPLOY ITS ASSETS AND USE ITS SUBSTANTIAL CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES TO ENHANCE STOCKHOLDER VALUE, ON DECEMBER 6, 2002, WE SOLD SUBSTANTIALLY ALL OF OUR ELECTRONIC COMMERCE BUSINESS, WHICH REPRESENTED SUBSTANTIALLY ALL OF OUR REVENUE GENERATING OPERATIONS AND RELATED ASSETS. THE INFORMATION APPEARING BELOW, WHICH RELATES TO PRIOR PERIODS, IS THEREFORE NOT INDICATIVE OF THE RESULTS THAT MAY BE EXPECTED FOR ANY SUBSEQUENT PERIODS. RESULTS FOR THE YEAR ENDED DECEMBER 31, 2008 AND ANY FUTURE PERIODS PRIOR TO A REDEPLOYMENT OF OUR ASSETS ARE EXPECTED PRIMARILY TO REFLECT GENERAL AND ADMINISTRATIVE EXPENSES AND TRANSACTION EXPENSES ASSOCIATED WITH THE CONTINUING ADMINISTRATION OF THE COMPANY AND ITS EFFORTS TO REDEPLOY ITS ASSETS.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The Company's discussion of financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. The Company continually evaluates its estimates and assumptions including those related to revenue recognition, impairment of long-lived assets, impairment of investments, and contingencies and litigation. The Company bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The Company believes the following critical accounting policies include the more significant estimates and assumptions used by management in the preparation of its consolidated financial statements. Our accounting policies are more fully described in Note 1 of our consolidated financial statements.

- The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Pursuant to the provisions of SFAS No. 115, the Company has classified its marketable securities as available-for-sale. Available-for-sale securities have been recorded at fair value and related unrealized gains and losses have been excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized.

- The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method specified thereunder, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are offset by deferred tax assets relating to net operating loss carryforwards, tax credit carryforwards and deductible temporary differences. Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with temporary differences and operating and capital loss carryforwards will be utilized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that the realization will not occur.

- On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), requiring recognition of expense related to the fair value of stock option awards. The Company recognizes the cost of the share-based awards on a straight-line basis over the requisite service period of the award. Prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under SFAS 123R, compensation cost recognized during 2007 and 2006 would include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.

SOURCES OF REVENUE

Until a redeployment of the Company's assets occurs, the Company's principal income will consist of interest, dividend and other investment income from cash, cash equivalents and marketable securities, which is reported as interest income in the Company's statement of operations.

OPERATING EXPENSES

General and administrative expense include salaries and employee benefits, non-cash equity compensation, rent, insurance, legal, accounting, investment management fees and other professional fees, state and local non-income based taxes, board of director fees as well as public company expenses such as transfer agent and listing fees and expenses.

Transaction expense consists primarily of professional fees and expenses related to due diligence, negotiation and documentation of acquisition, financing and related agreements.

COMPARISON OF RESULTS OF OPERATIONS BETWEEN THE YEARS ENDED DECEMBER 31, 2008 AND 2007

On December 6, 2002, the Company completed the disposition of substantially all its operating assets, and the Company is now evaluating alternative ways to redeploy its cash, cash equivalents and marketable securities into new businesses. The discussion below is therefore not meaningful to an understanding of future revenue, earnings, operations, business or prospects of the Company following such a redeployment of its assets.

REVENUES

Total revenues for the years ended December 31, 2008 and 2007 were zero.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses increased $750,000 or 20%, to $4.5 million during the year ended December 31, 2008, compared to $3.8 million during the year ended December 31, 2007. The increase in general and administrative expense for the year ended December 31, 2008 compared to the year ended December 31, 2007 was primarily attributable to increases in non-cash equity compensation expense, investment custody fees, employment compensation and benefits, and consulting fees offset by decreases in state and local non income based taxes, rent, and insurance expense. Management expects that the Company will incur a net loss in fiscal 2009 based on our current level of expenses and lower projected investment yields on our investment portfolio.

General and administrative expenses include salaries and employee benefits, non-cash equity compensation, rent, insurance, legal, accounting, investment management fees and other professional fees, state and local non income based taxes, board of director fees as well as public company expenses such as transfer agent and listing fees and expenses.

TRANSACTION EXPENSE

Transaction expenses for the year ended December 31, 2008 were zero compared to a credit balance of $13,000 during the same period in 2007. During the year ended December 31, 2007, the Company incurred approximately $12,000 in expenses and credits of $25,000 related to acquisition negotiations and due diligence processes that terminated without the consummation of an acquisition.

Transaction expense consists primarily of professional fees and expenses related to due diligence, negotiation and documentation of acquisition, financing and related agreements.

DEPRECIATION EXPENSE

Depreciation expense decreased $3,000 or 1%, to $356,000 for the year ended December 31, 2008, compared to $359,000 in the year ended December 31, 2007. The decrease is primarily attributable to the disposal of computer equipment.

OTHER INCOME (LOSS)

For the year ended December 31, 2008, the Company recorded a loss of $2,000 from the disposal of equipment compared to the year ended December 31, 2007 when the Company recorded a loss of $6,000 from the disposal of equipment.

INTEREST INCOME

Interest income decreased $1.7 million or 42%, to $2.5 million for the year ended December 31, 2008 compared to $4.2 million for the year ended December 31, 2007. Interest income for the years ended December 31, 2008 and 2007, includes $1.9 million and $2.9 million in discount accretion and premium amortization, respectively. The decrease in interest income was due primarily to lower rates of return on investments as well as lower levels of cash available for investment. The weighted average interest rate for our investments for the year ended December 31, 2008 was 2.89% compared to 4.95% for the year ended December 31, 2007. The current earnings rate as of December 31, 2008 is 2.58%.

The current earnings rate as of January 31, 2009 is 2.08%. As of February 12, 2009, the current yield on the Company's portfolio is 2.01% down 0.07% from January 31, 2009, due to declining interest rates.

INCOME TAXES

As a result of the operating losses incurred since the Company's inception, no provision or benefit for income taxes was recorded in the year ended December 31, 2008 compared to the year ended December 31, 2007, when the Company recorded a provision of $3,000 for income taxes. The income tax provision in 2007 was a result of the federal alternative minimum tax provisions.

COMPARISON OF RESULTS OF OPERATIONS BETWEEN THE YEARS ENDED DECEMBER 31, 2007 AND 2006

REVENUES

Total revenues for the years ended December 31, 2007 and 2006 were zero.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses increased $237,000 or 7%, to $3.8 million during the year ended December 31, 2007, compared to $3.5 million during the year ended December 31, 2006. The increase in general and administrative expense for the year ended December 31, 2007 compared to the year ended December 31, 2006 was primarily attributable to increases in employment compensation and benefits, non-cash equity compensation expense and rent offset by decreases in investment custody fees, accounting fees, stock administrative fees and other professional fees. This trend is consistent with management's stated strategy to limit our expenditure rate to the extent practicable, to levels of our investment income until the completion of an acquisition or merger. General and administrative expenses include salaries and employee benefits, non-cash equity compensation, rent, insurance, legal, accounting , investment management fees and other professional fees, state and local non income based taxes, board of director fees as well as public company expenses such as transfer agent and listing fees and expenses.

TRANSACTION EXPENSE

Transaction expense decreased $1.4 million or 101% to a credit balance of $13,000 during the year ended December 31, 2007, compared to $1.4 million during the same period in 2006. During the year ended December 31, 2007, the Company incurred approximately $12,000 in expenses and credits of $25,000 related to acquisition negotiations and due diligence processes that terminated without the consummation of an acquisition. The Company incurred approximately $1.4 million of transaction expense during the year ended December 31, 2006, arising out of acquisition negotiations and due diligence processes that terminated without the consummation of the acquisitions.

Transaction expense consists primarily of professional fees and expenses related to due diligence, negotiation and documentation of acquisition, financing and related agreements.

DEPRECIATION EXPENSE

Depreciation expense increased $13,000 or 4%, to $359,000 for the year ended December 31, 2007, compared to $346,000 in the year ended December 31, 2006. The increase is primarily attributable to the additional depreciation of office equipment.

OTHER INCOME (LOSS)

For the year ended December 31, 2007, the Company recorded a loss of $6,000 from the disposal of equipment compared to the year ended December 31, 2006 when the Company recorded gains and losses that offset.

INTEREST INCOME

Interest income increased $223,000 or 6%, to $4.2 million for the year ended December 31, 2007 compared to $4.0 million for the year ended December 31, 2006. Interest income for the years ended December 31, 2007 and 2006, includes $2.9 million and $2.5 million in discount accretion and premium amortization, respectively. The increase in interest income was due primarily to higher rates of return on investments as well as higher levels of cash available for investment. The weighted average interest rate for our investments for the year ended December 31, 2007 was 4.95% compared to 4.82% for the year ended December 31, 2006. The current earnings rate as of December 31, 2007 was 4.28%.

INCOME TAXES

For the year ended December 31, 2007, the Company recorded a provision of $3,000 for income taxes. The income tax provision is a result of the federal Alternative Minimum tax provisions. As a result of the operating losses incurred since the Company's inception, no provision or benefit for income taxes was recorded in the years ended December 31, 2006 or 2005.

LIQUIDITY AND CAPITAL RESOURCES

The overall combined decrease of $1.1 million in cash, cash equivalents and marketable securities from $87.1 million to $86.0 million is primarily due to the decrease in interest income and an increase in operating expenses for the twelve month period ended December 31, 2008. The Company's cash and cash equivalents decreased to $19.3 million at December 31, 2008 from $41.9 million at December 31, 2007 due to a shift in the composition of the investment portfolio to marketable securities. Cash and cash equivalents are investments with a shorter duration, less than three months, under accounting principles generally accepted in the United States of America. Marketable securities increased to $66.7 million at December 31, 2008 from $45.2 million at December 31, 2007.

Cash used in operating activities was approximately $3.4 million during the year ended December 31, 2008 compared to cash used by operating activities of approximately $1.6 million in the year ended December 31, 2007. The increase in cash used by operations was primarily attributable to the Company's net loss, a decrease in accounts payable and accrued expenses and an increase in discount amortization offset by a decrease in accrued interest receivable, prepaids and other current assets and an increase in deferred rent and non-cash items. Management currently believes, however, that the Company's operating expenses will exceed investment income during 2009, due to the declining interest rate environment.

Cash used by investing activities was approximately $19.1 million during the year ended December 31, 2008. The cash was used for the purchase of marketable securities and additions to computer and office equipment partially offset by the maturity of marketable securities. Cash provided by investing activities was approximately $40.3 million during the year ended December 31, 2007. The cash was provided by the maturity of marketable securities partially offset by the purchase of marketable securities.

There was no cash provided by financing activities during the year ended December 31, 2008. There were no stock option exercises during the year ended December 31, 2008. Cash provided by financing activities during 2007 was attributable to stock option exercises. Cash provided by financing activities was $1.4 million for the year ended December 31, 2007.

We believe our working capital will continue to be sufficient to fund our operations until such time we identify an appropriate acquisition opportunity as part of our asset redeployment strategy. However, we may need to obtain financing to effectively execute our redeployment strategy and consummate a merger or acquisition. Additionally, following the redeployment of our assets, if our cash on hand is insufficient, we may need to obtain additional financing in order to meet such future working capital obligations.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), requiring recognition of expense related to the fair value of stock option awards. The Company recognizes the cost of the share-based awards on a straight-line basis over the requisite service period of the award. Prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under SFAS 123R, compensation cost recognized during 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recorded total non-cash stock compensation expense of approximately $268,000, $268,000 and $301,000, respectively related to unvested restricted stock under SFAS 123R for the years ended December 31, 2008, 2007 and 2006. For the years ended December 31, 2008 and 2007, the Company incurred compensation expense of approximately $409,000 and $176,000 respectively, related to stock options. For the year ended December 31, 2006 the Company incurred no compensation expense related to options under SFAS 123R.

On September 24, 2008, the Company issued 60,000 stock options, under the Company's 2005 Stock Incentive Plan (the "2005 Plan"), to directors of the Company. The stock options vest and become exercisable in four equal consecutive quarterly tranches commencing on September 30, 2008. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year
Dividend Yield	0.00%
Expected volatility	28.95%
Risk-free interest rate	2.98%
Expected life	5.31 years
Weighted average fair value	$1.61

The expected life in years is based on the "simplified" calculation provided for in SEC Staff Accounting Bulletin No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. The Company continues to use the simplified method for awards of stock-based compensation after January 1, 2008 as permitted by SEC Staff Accounting Bulletin 110 ("SAB No. 110"), since it does not have the necessary historical exercise and forfeiture data to determine an expected life for stock options. Originally, the use of the simplified method was due to expire on December 31, 2007, but SAB No. 110 permits continued use of the simplified method if the Company concludes that it is not reasonable to base its estimate of expected term on its experience with historical exercise patterns. Using these assumptions, the fair value of the stock options granted during the year ended December 31, 2008 was approximately $96,750 which will be amortized over the vesting period of the options.

On December 13, 2007, the Company issued 430,000 stock options, under the Company's 2005 Plan, to directors and employees of the Company. The vesting period for 150,000 options issued to directors was one year and four years for the remaining 280,000 options issued to employees. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year	4 years
Dividend Yield	0.00%	0.00%
Expected volatility	31.8%	40.9%
Risk-free interest rate	3.54%	3.80%
Expected life	5.75 years	6.25 years
Weighted average fair value	$2.22	$2.77

Using these assumptions, the fair value of the stock options granted during the year ended December 31, 2007 was approximately $1.1 million which will be amortized over the vesting period of the options. There were no options granted during the year ended December 31, 2006.

At December 31, 2008, the Company has net operating loss, research and experimentation credit and alternative minimum tax credit carryforwards for U.S. federal income tax purposes of approximately $229.8 million, $1.3 million and $56,000, respectively, which expire in varying amounts beginning in the year 2009. The Company also had a capital loss carryforward of

$1.6 million which expired in 2008. The Company's ability to benefit from certain net operating loss and tax credit carryforwards is limited under Section 382 of the Internal Revenue Code due to a prior ownership change of greater than 50%. Accordingly, approximately $225.4 million of the $229.8 million of U.S. net operating loss carryforward is currently available to offset taxable income that the Company may recognize in the future. Of the approximately $225.4 million of net operating losses available to offset taxable income, approximately $207.8 million does not begin to expire until 2020 or later, subject to compliance with Section 382 of the Internal Revenue Code as indicated by the following schedule:

Net Operating Loss And Capital Loss Carryforward Expiration Dates*
(Unaudited)
December 31, 2008

Expiration Dates December 31	Net Operating Loss Amount (000's)
2009	$ 1,900
2010	7,417
2011	7,520
2012	5,157
2020	29,533
2021	50,430
2022	115,000
2023	5,712
2024	3,566
2025	1,707
2026	476
2028	1,372
Total	229,790
Section 382 limitation	(4,428)
After Limitations	$ 225,362

*Subject to compliance with Section 382 of the Internal Revenue Code.

CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations and commercial commitments at December 31, 2008 with initial or remaining terms of one or more years, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations (in thousands)	Payment Due By Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Lease Obligations	$2,005	$ 426	$1,579	$ --	$ --
Total	$2,005	$ 426	$1,579	$ --	$ --

The Company does not have commercial commitments under capital leases, lines of credit, stand-by lines of credit, guaranties, stand-by repurchase obligations or other such arrangements, other than the stand-by letter of credit described below. The Company has no debt and is not a guarantor of any debt.

The Company does not engage in any transactions or have relationships or other arrangements with unconsolidated entities. These include special purpose and similar entities or other off-balance sheet arrangements. The Company also does not engage in energy, weather or other commodity-based contracts.

Our corporate headquarters is currently located in Stamford, Connecticut where we lease approximately 8,600 square feet for $28,960 a month during 2008, pursuant to a lease that includes annual rent escalations, which expires on March 31, 2019.

In September 2003, the Company and Kanders & Company, an entity owned and controlled by the Company's Executive Chairman, Warren B. Kanders, entered into a 15-year lease with a five-year renewal option, as co-tenants to lease approximately 11,500 square feet in Stamford, Connecticut. The Company and Kanders & Company have initially agreed to allocate the total lease payments of $24,438 per month on the basis of Kanders & Company renting 2,900 square feet initially for $6,163 per month, and the Company renting 8,600 square feet initially for $18,275 per month, which are subject to increase during the term of the lease. Presently the Company pays $28,960 a month for its portion of the lease. The lease provides the co-tenants with an option to terminate the lease in years eight and ten in consideration for a termination payment. The Company and Kanders & Company agreed to pay for their proportionate share of the build-out construction costs, fixtures, equipment and furnishings related to preparation of the space. In connection with the lease, the Company obtained a stand-by letter of credit in the amount of $850,000 to secure lease obligations for the Stamford facility. The bank that issued the letter of credit holds an $850,000 deposit against the letter of credit. Kanders & Company reimburses the Company for a pro rata portion of the approximately $5,000 annual cost of the letter of credit.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") and requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS 161 also requires the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format and requires cross-referencing within the footnote of important information about derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008. The Company does not believe SFAS 161 will change its current practices and therefore believes it will not impact preparation of the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard identifies sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The Company does not believe SFAS 162 will change its current practices and therefore believes it will not impact preparation of the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB No. 115," ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning on November 15, 2007 and is being applied prospectively. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements.

In December 2007, the FASB released SFAS No. 141(R), Business Combinations (revised 2007) ("SFAS 141(R)"), which changes many well-established business combination accounting practices and significantly affects how acquisition transactions are reflected in the financial statements. Additionally, SFAS 141(R) will affect how companies negotiate and structure transactions, model financial projections of acquisitions and communicate to stakeholders. SFAS 141(R) must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this pronouncement will have no impact on the Company's consolidated financial statements and is not anticipated to affect the Company until an acquisition is completed.

In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at consolidated net income. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will have no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on January 1, 2008, with the exception that the applicability of SFAS No. 157's fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be recognized or disclosed at fair value on a recurring basis has been delayed by the FASB for one year. The partial adoption of this pronouncement had no impact on the Company's consolidated financial statements. Adopting the remainder of the provision is not expected to have an impact on the Company's consolidated financial statements. See more information in Note 1.

QUARTERLY DATA

The following table sets forth selected quarterly data for the years ended December 31, 2008 and 2007 (in thousands, except per share data). The operating results are not indicative of results for any future period.

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ --	$ --	$ --	$ --
Operating loss	$(1,239)	$(1,342)	$(1,249)	$(1,043)
Net (loss) income before taxes	$ (417)	$ (783)	$ (715)	$ (487)
Net (loss) income	$ (417)	$ (783)	$ (715)	$ (487)
Net (loss) income per share:				
Basic	$ (0.02)	$ (0.05)	$ (0.04)	$ (0.03)
Diluted	$ (0.02)	$ (0.05)	$ (0.04)	$ (0.03)

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ --	$ --	$ --	$ --
Operating loss	$(874)	$(998)	$(1,050)	$(1,191)
Net income (loss) before taxes	$ 202	$ 81	$ 36	$ (199)
Net income (loss)	$ 202	$ 81	$ 36	$ (202)
Net income (loss) per share:				
Basic	$ 0.01	$ 0.00	$ 0.00	$ (0.01)
Diluted	$ 0.01	$ 0.00	$ 0.00	$ (0.01)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not hold derivative financial investments, derivative commodity investments, engage in foreign currency hedging or other transactions that expose us to material market risk. Our investment portfolio consists primarily of United States government agency securities and money market funds held in a custody account at JP Morgan Chase with a weighted average maturity of 65 days as of January 31, 2009. The Company has continued to monitor its investment in U.S. Government Agency securities and money market funds and has not incurred any losses. The Company's investment portfolio includes a significant amount of short-term, unsecured debt issued by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). We believe investments in U.S. Government Agency securities and money market funds are stable and provide an increased yield over similar duration U.S. Treasury securities. As a result of the subprime mortgage crisis of late 2007 and 2008, on September 8, 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. Government which gives the U.S. Government control and oversight over management of Fannie Mae and Freddie Mac.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

CLARUS CORPORATION AND SUBSIDIARIES

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Clarus Corporation:

We have audited the accompanying consolidated balance sheets of Clarus Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board No. 123(R), Share-Based Payments as of January 1, 2006.

/s/ KPMG LLP

Stamford, Connecticut
March 3, 2009

CLARUS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(In Thousands, Except Share and Per Share Amounts)

ASSETS	2008	2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,342	$ 41,886
Marketable securities	66,670	45,223
Interest receivable	24	15
Prepaids and other current assets	109	175
Total current assets	86,145	87,299
PROPERTY AND EQUIPMENT, NET	1,032	1,381
Total assets	$ 87,177	$ 88,680
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$ 383	$ 618
Total current liabilities	383	618
Deferred rent	410	343
Total liabilities	793	961
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDERS' EQUITY:		
Preferred stock, \$.0001 par value; 5,000,000 shares authorized; none issued	--	--
Common stock, \$.0001 par value; 100,000,000 shares authorized; 17,441,747 and 17,441,747 shares issued; and 17,366,747 and 17,366,747 outstanding in 2008 and 2007, respectively	2	2
Additional paid-in capital	370,504	369,827
Accumulated deficit	(284,523)	(282,121)
Less treasury stock, 75,000 shares at cost	(2)	(2)
Accumulated other comprehensive income	403	13
Total stockholders' equity	86,384	87,719
Total liabilities and stockholders' equity	$ 87,177	$ 88,680

See accompanying notes to consolidated financial statements.

CLARUS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2008, 2007 and 2006
(In Thousands, Except Per Share Amounts)

	2008	2007	2006
REVENUES:			
Total revenues	$ --	$ --	$ --
OPERATING EXPENSES:			
General and administrative	4,517	3,767	3,530
Transaction expense	--	(13)	1,431
Depreciation	356	359	346
Total operating expenses	4,873	4,113	5,307
OPERATING LOSS	(4,873)	(4,113)	(5,307)
OTHER EXPENSE	(2)	(6)	--
INTEREST INCOME	2,473	4,239	4,016
NET (LOSS) INCOME BEFORE TAXES	(2,402)	120	(1,291)
INCOME TAXES	--	3	--
NET (LOSS) INCOME	$(2,402)	$ 117	$(1,291)
NET (LOSS) INCOME PER SHARE			
Basic	$(0.14)	$ 0.01	$ (0.08)
Diluted	$(0.14)	$ 0.01	$ (0.08)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	16,867	16,658	16,613
Diluted	16,867	17,051	16,613

See accompanying notes to consolidated financial statements.

CLARUS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income (loss)
	Shares	Amount			Shares	Amount	
BALANCES, December 31, 2005	17,187	$ 2	$370,704	$(280,947)	(75)	$ (2)	$ (88)
Exercise of stock options	--	--	--	--	--	--	--
Issuance of restricted shares, net of amortization	1	--	301	--	--	--	--
Net loss	--	--	--	(1,291)	--	--	--
Reclassification of deferred compensation upon adoption of SFAS No. 123R as of January 1, 2006	--	--	(3,060)	--	--	--	--
Increase in unrealized gain on marketable securities	--	--	--	--	--	--	97
BALANCES, December 31, 2006	17,188	2	367,945	(282,238)	(75)	(2)	9
Exercise of stock options	247	--	1,438	--	--	--	--
Issuance of restricted shares, net of amortization	7	--	444	--	--	--	--
Net income	--	--	--	117	--	--	--
Increase in unrealized gain on marketable securities	--	--	--	--	--	--	4
BALANCES, December 31, 2007	17,442	2	369,827	(282,121)	(75)	(2)	13
Exercise of stock options	--	--	--	--	--	--	--
Equity compensation	--	--	677	--	--	--	--
Net loss	--	--	--	(2,402)	--	--	--
Increase in unrealized gain on marketable securities	--	--	--	--	--	--	390
BALANCES, December 31, 2008	17,442	$ 2	$ 370,504	$(284,523)	(75)	$ (2)	$ 403

See accompanying notes to consolidated financial statements.

CLARUS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS (Cont.)
Years Ended December 31, 2008, 2007 and 2006
(In Thousands)

	Deferred Compensation	Total Stockholders' Equity	Comprehensive Loss
BALANCES, December 31, 2005	$ (3,060)	$ 86,609	$ --
Exercise of stock options	--	--	--
Issuance of restricted shares, net of amortization	--	301	--
Net loss	--	(1,291)	(1,291)
Reclassification of deferred compensation upon the adoption of SFAS No. 123R as of January 1, 2006	3,060	--	--
Increase in unrealized gain on marketable securities	--	97	97
Total comprehensive loss			$ (1,194)
BALANCES, December 31, 2006	--	85,716	--
Exercise of stock options	--	1,438	--
Issuance of restricted shares, net of amortization	--	444	--
Net income	--	117	117
Increase in unrealized gain on marketable securities	--	4	4
Total comprehensive loss			$ 121
BALANCES, December 31, 2007	--	87,719	--
Exercise of stock options	--	--	--
Equity compensation	--	677	--
Net loss	--	(2,402)	(2,402)
Increase in unrealized gain on marketable securities	--	390	390
Total comprehensive loss			$ (2,012)
BALANCES, December 31, 2008	$ --	$ 86,384	

See accompanying notes to consolidated financial statements.

CLARUS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2007 and 2006
(In Thousands, Except Share Amounts)

	2008	2007	2006
OPERATING ACTIVITIES:			
Net (loss) income	$(2,402)	$ 117	$ (1,291)
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Depreciation of property and equipment	356	359	346
Amortization of (discount) and premium on securities, net	(1,945)	(2,929)	(2,405)
Equity compensation	677	444	301
Changes in operating assets and liabilities:			
Decrease/(increase) in interest receivable, prepaids and other current assets	57	419	(154)
Decrease in deposits and other long-term assets	--	--	956
Decrease in accounts payable and accrued liabilities	(235)	(62)	(781)
Increase in deferred rent	67	66	69
Net cash used in operating activities	(3,425)	(1,586)	(2,959)
INVESTING ACTIVITIES:			
Purchase of marketable securities	(110,105)	(150,803)	(161,004)
Proceeds from the sale and maturity of marketable securities	90,993	191,147	142,473
Purchase of property and equipment	(7)	(48)	(49)
Disposal of property and equipment	--	7	--
Net cash (used in) provided by investing activities	(19,119)	40,303	(18,580)
FINANCING ACTIVITIES:			
Proceeds from the exercise of stock options	--	1,438	--
Net cash provided by financing activities	--	1,438	--
CHANGE IN CASH AND CASH EQUIVALENTS	(22,544)	40,155	(21,539)
CASH AND CASH EQUIVALENTS, beginning of year	41,886	1,731	23,270
CASH AND CASH EQUIVALENTS, end of year	$ 19,342	$41,886	$ 1,731
SUPPLEMENTAL DISCLOSURE:			
Decrease in transaction expenses included in accounts payable and accrued liabilities	$ --	$ --	$ (778)
Decrease in transaction expenses included in other assets	$ --	$ --	$ (913)
Cash paid for franchise and property taxes	$ 458	$ 456	$ 540

See accompanying notes to consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Clarus Corporation, a Delaware corporation, and its subsidiaries, (the "Company") prior to the sale of substantially all of its operating assets in December 2002, developed, marketed, and supported Internet-based business-to-business electronic commerce solutions that automated the procurement and management of operating resources.

During 2002, the Company adopted a strategic plan to sell or abandon all active software operations and redeploy Company capital to enhance stockholder value. On December 6, 2002, the Company sold substantially all of its software operations (comprised of the eProcurement, Sourcing and Settlement product lines) to Epicor Software Corporation for $1.0 million in cash. Separately, on January 1, 2003, the Company sold the assets related to the Cashbook product, which were excluded from the Epicor transaction, to an employee group headquartered in Limerick, Ireland. Therefore, as of December 31, 2002, the Company had discontinued or abandoned substantially all software operations.

Management now consists of four corporate officers and a support staff of seven, all of whom are located in Stamford, Connecticut. Management is now engaged in analyzing and evaluating potential acquisition and merger candidates as part of its strategy to redeploy its cash, cash equivalents and marketable securities to enhance stockholder value.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated. The Company's subsidiaries include or included Clarus CSA, Inc., Clarus International, Inc., SAI Recruitment Limited, SAI (Ireland) Limited, Clarus eMEA Ltd., i2Mobile.com Limited, SAI America Limited, REDEO Technologies, Inc., Software Architects International, Limited and SAI America LLC. As of December 31, 2008 all of these subsidiaries have ceased operations and have been dissolved or are in the process of being dissolved.

USE OF ESTIMATES

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates its estimates and assumptions including those related to revenue recognition, impairment of long-lived assets, the fair value and impairment of investments, and contingencies and litigation. The Company bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had approximately $19.3 million in cash and cash equivalents included in the accompanying consolidated balance sheet for the year ended December 31, 2008 of which zero represents cash equivalents. For the period ended December 31, 2007 in the accompanying consolidated balance sheet, the Company had $41.9 million in cash and cash equivalents of which $25.2 million represented cash equivalents.

MARKETABLE SECURITIES

Marketable securities for the periods ended December 31, 2008 and 2007, consist of government notes and bonds. The Company accounts for its marketable securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Pursuant to the provisions of SFAS No. 115, the Company has classified its marketable securities as available-for-sale. Available-for-sale securities have been recorded at fair value and related unrealized gains and losses have been excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss) until realized.

FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Company adopted the provisions Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices identical instruments in active markets

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

All of the Company's marketable securities are Level 1 type assets.

The Company uses financial instruments in the normal course of its business. The carrying values of cash and cash equivalents and accounts payable approximates fair value. Marketable securities are Level 1 type assets and carried at fair value as determined by an observable market value. The fair value of the Company's investments in privately held companies is not readily available. The Company believes the fair values of these investments in privately held companies approximated their respective carrying values of zero at December 31, 2008 and 2007.

PROPERTY AND EQUIPMENT

Property and equipment consists of furniture and fixtures, computers and other office equipment and leasehold improvements. These assets are depreciated on a straight-line basis over periods ranging from one to eight years. Leasehold improvements are amortized over the shorter of the useful life or the term of the lease.

Property and equipment are summarized as follows (in thousands):

	December 31, 2008	December 31, 2007	Useful Life (in years)
Computers and equipment	$ 265	$ 263	1 - 5
Furniture and fixtures	488	488	7
Leasehold improvements	1,893	1,893	8
	2,646	2,644	
Less: accumulated depreciation	(1,614)	(1,263)	
Property and equipment, net	$1,032	$1,381	

Depreciation expense related to property and equipment totaled $356,000, $359,000 and $346,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

INVESTMENTS

Prior to 2002, the Company made several equity investments in privately held companies. The Company's equity ownership in these entities ranged from 2.5% to 12.5%. These investments were accounted for using the cost method of accounting. The Company did not recognize any income from these companies during 2008, 2007 or 2006. The Company continues to retain ownership interest in several of the companies although they have been written down to a zero cost basis in the Company's consolidated balance sheet at December 31, 2008 and 2007, respectively.

LONG-LIVED ASSETS

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Accounts payable	$ 20	$ 17
Accrued bonuses	125	220
Accrued professional services	156	205
Accrued taxes	69	120
Other	13	56
	$ 383	$ 618

STOCK-BASED COMPENSATION PLAN

The Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"), which was approved by stockholders at the Company's annual meeting in June 2005. Under the 2005 Plan, the Board of Directors has flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries, directors, officers or consultants to the Company. The 2005 Plan provides for grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and restricted units. As of December 31, 2008, the number of shares authorized and reserved for issuance under the 2005 Plan is 4.4 million, subject to an automatic annual increase equal to 4% of the total number of shares of Clarus' common stock outstanding. The aggregate number of shares of common stock that may be granted through awards under the 2005 Plan to any employee in any calendar year may not exceed 500,000 shares. The 2005 Plan will continue in effect until June 2015 unless terminated sooner. As of December 31, 2008, 625,000 stock options have been awarded under the plan of which 240,000 are unvested and 385,000 are vested and eligible for exercise. The Company also had two employee stock purchase plans which were terminated in December 2007, as described more fully in Note 7.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), requiring recognition of expense related to the fair value of stock option awards. The Company recognizes the cost of the share-based awards on a straight-line basis over the requisite service period of the award. Prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under SFAS 123R, compensation cost recognized during 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recorded total non-cash stock compensation expense of approximately $268,000, $268,000 and $301,000, respectively related to unvested restricted stock under SFAS 123R for fiscal 2008, 2007 and 2006. For fiscal 2008 the Company incurred compensation expense of approximately $409,000 related to stock options. For fiscal 2007, the Company incurred compensation expense of approximately $176,000 related to stock options. For fiscal 2006 the Company incurred no compensation expense related to stock options under SFAS 123R.

On September 24, 2008, the Company issued 60,000 stock options, under the Company's 2005 Plan, to directors of the Company. The stock options vest and become exercisable in four equal consecutive quarterly tranches commencing on September 30, 2008. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year
Dividend Yield	0.00%
Expected volatility	28.95%
Risk-free interest rate	2.98%
Expected life	5.31 years
Weighted average fair value	$1.61

The expected life in years is based on the "simplified" calculation provided for in SEC Staff Accounting Bulletin No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. The Company continues to use the simplified method for awards of stock-based compensation after January 1, 2008 as permitted by SEC Staff Accounting Bulletin 110 ("SAB No. 110"), since it does not have the necessary historical exercise and forfeiture data to determine an expected life for stock options. Originally, the use of the simplified method was due to expire on December 31, 2007, but SAB No. 110 permits continued use of the simplified method if the Company concludes that it is not reasonable to base its estimate of expected term on its experience with historical exercise patterns. Using these assumptions, the fair value of the stock options granted during the year ended December 31, 2008 was approximately $96,750 which will be amortized over the vesting period of the options.

On December 13, 2007, the Company issued 430,000 stock options to directors and employees of the Company. The vesting period for 150,000 options issued to directors was one year and four years for the remaining 280,000 options issued to employees. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year	4 years
Dividend Yield	0.00%	0.00%
Expected volatility	31.8%	40.9%
Risk-free interest rate	3.54%	3.80%
Expected life	5.75 years	6.25 years
Weighted average fair value	$2.22	$2.77

Using these assumptions, the fair value of the stock options granted during fiscal 2007 was approximately $1.1 million which will be amortized over the vesting period of the options. There were no options granted during fiscal 2006.

On December 30, 2005, the Company's Board of Directors accelerated the vesting of unvested stock options previously awarded to employees, officers and directors of the Company under its Amended and Restated Stock Incentive Plan of Clarus Corporation (as amended and restated effective as of June 13, 2000) and the Clarus Corporation 2005 Stock Incentive Plan, subject to such optionee entering into lock-up, confidentiality and non-competition agreements. As a result of this action, options to purchase 676,669 shares of common stock that would have vested over the next one to three years became fully vested.

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company's application of the Financial Accounting Standards Board Statement No. 123, "Share Based Payment (revised 2004) ("SFAS 123R"). The Company adopted the expense recognition provisions of SFAS 123R beginning January 1, 2006. The acceleration of the options reduced the Company's non-cash compensation expense related to these options by approximately $1.5 million or $0.09 per share (pre-tax) for the years 2006 – 2008, based on estimated value calculations using the Black–Scholes methodology.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We continually assess the need for a tax valuation allowance based on all available information. As of December 31, 2008, and as a result of this assessment, we do not believe that our deferred tax assets are more likely than not to be realized. In addition, we continuously evaluate our tax contingencies in accordance with Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," or FIN 48.

NET (LOSS) INCOME PER SHARE

Basic and diluted net income (loss) per share was computed in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of common shares outstanding. The diluted net income (loss) per share for the years ended December 31, 2008 and 2006 excludes incremental shares calculated using the treasury stock method, assumed from the conversion of stock options and 500,000 shares of restricted stock due to the net loss for the years ended December 31, 2008 and 2006. The effects of the incremental shares are as follows (in thousands):

	2008	2007	2006
Weighted average common shares – basic	16,867	16,658	16,613
Effect of dilutive stock options	--	148	--
Effect of dilutive restricted stock	--	245	--
Total effect of potential incremental shares	--	393	--
Weighted average common shares – diluted	16,867	17,051	16,613
Net income (loss) per share:			
Basic	$(0.14)	$ 0.01	$(0.08)
Diluted	$(0.14)	$ 0.01	$(0.08)

Options to purchase 450,000 shares of common stock at $5.01 to $5.50 per share were outstanding as of December 31, 2008, but were not included in the computation of diluted EPS because the options were anti-dilutive due to the net loss for the year ended December 31, 2008. Options to purchase 1,458,750 shares of common stock at $5.98 to $10.00 were outstanding as of December 31, 2008, but were not included in the computation of diluted EPS because the options were anti-dilutive as their market price was greater than the average market price of the common shares of $5.52 for the year ended December 31, 2008.

For fiscal 2007, diluted net income per share attributable to common stockholders included the dilutive effect of options to purchase 1,298,750 shares of the Company's common stock and 500,000 shares of restricted stock as these securities were potentially dilutive in computing net income per share. Diluted net income per share for fiscal 2007 excluded the anti-dilutive effect of options to purchase 550,000 shares of the Company's common stock whose exercise prices were higher than the average market price of the Company's common stock.

Options to purchase 663,750 shares of common stock at $5.35 to $6.06 per share were outstanding as of December 31, 2006, but were not included in the computation of diluted EPS because the options were anti-dilutive due to the net loss for the year ended December 31, 2006. Options to purchase 1,010,000 shares of common stock at $7.30 to $10.00 were outstanding as of December 31, 2006, but were not included in the computation of diluted EPS because the options were anti-dilutive as their market price was greater than the average market price of the common shares of $7.03 for the year ended December 31, 2006.

COMPREHENSIVE INCOME (LOSS)

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. Comprehensive income (loss) primarily consists of net income (loss) and unrealized gains and losses from available-for-sale marketable securities. Comprehensive income (loss) is presented in the consolidated statements of stockholders' equity and comprehensive loss.

SEGMENT AND GEOGRAPHIC INFORMATION

In accordance with the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has determined that during 2008, 2007 and 2006 the Company operated in one principal business segment. Due to the sale of our operating assets as discussed in "Prior Business", the Company is a holding company.

Geographic property and equipment as of December 31, 2008, 2007 and 2006 were all located in the United States. The carrying value of property and equipment net, as of and for the years ended December 31, 2008 and 2007, respectively, were $1.0 million and $1.4 million, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") and requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. SFAS 161 also requires the disclosure of the fair values of derivative instruments and their gains and losses in a tabular format and requires cross-referencing within the footnote of important information about derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years beginning on or after November 15, 2008. The Company does not believe SFAS 161 will change its current practices and therefore believes it will not impact preparation of the consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"). This standard identifies sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. generally accepted accounting principles. The Company does not believe SFAS 162 will change its current practices and therefore believes it will not impact preparation of the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB No. 115," ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning on November 15, 2007 and is being applied prospectively. The adoption of this pronouncement has had no impact on the Company's consolidated financial statements.

In December 2007, the FASB released SFAS No. 141(R), Business Combinations (revised 2007) ("SFAS 141(R)"), which changes many well-established business combination accounting practices and significantly affects how acquisition transactions are reflected in the financial statements. Additionally, SFAS 141(R) will affect how companies negotiate and structure transactions, model financial projections of acquisitions and communicate to stakeholders. SFAS 141(R) must be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this pronouncement will have no impact on the Company's consolidated financial statements and is not anticipated to affect the Company until an acquisition is completed.

In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for the noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interests and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at consolidated net income. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this pronouncement will have no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for reporting fair value and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on January 1, 2008, with the exception that the applicability of SFAS No. 157's fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be recognized or disclosed at fair value on a recurring basis has been delayed by the FASB for one year. The partial adoption of this pronouncement had no impact on the Company's consolidated financial statements. Adopting the remainder of the provision is not expected to have an impact on the Company's consolidated financial statements as all our marketable securities are determined by an observable market value. See more information in Note 1.

2. MARKETABLE SECURITIES

As of December 31, 2008, and 2007, those investments with an original maturity of three months or less are classified as cash equivalents and those investments with original maturities beyond three months are classified as marketable securities. Pursuant to the provisions of SFAS No. 115, the Company has classified all of its marketable securities as available-for-sale.

At December 31, 2008, marketable securities consisted of government and government agency notes and bonds with a fair market value of $66.7 million. The amortized cost of marketable securities at December 31, 2008 was $66.3 million with an unrealized gain of $403,000. The maturities of all securities are less than 12 months at December 31, 2008.

At December 31, 2007, marketable securities consisted of government and government agency notes and bonds with a fair market value of $45.2 million. The amortized cost of marketable securities at December 31, 2007 was $45.2 million with an unrealized gain of $7,000. The maturities of all securities are less than 12 months at December 31, 2007.

3. RELATED-PARTY TRANSACTIONS

In September 2003, the Company and Kanders & Company, an entity owned and controlled by the Company's Executive Chairman, Warren B. Kanders, entered into a 15-year lease with a five-year renewal option, as co-tenants to lease approximately 11,500 square feet in Stamford, Connecticut. The Company and Kanders & Company have initially agreed to allocate the total lease payments of $24,438 per month on the basis of Kanders & Company renting 2,900 square feet initially for $6,163 per month, and the Company renting 8,600 square feet initially for $18,275 per month, which are subject to increases during the term of the lease. Presently the Company pays $28,960 a month for its portion of the lease. Rent expense is recognized on a straight line basis. The lease provides the co-tenants with an option to terminate the lease in years eight and ten in consideration for a termination payment. The Company and Kanders & Company agreed to pay for their proportionate share of the build-out construction costs, fixtures, equipment and furnishings related to preparation of the space. In connection with the lease, the Company obtained a stand-by letter of credit in the amount of $850,000 to secure lease obligations for the Stamford facility. Kanders & Company reimburses the Company for a pro rata portion of the approximately $5,000 annual cost of the letter of credit.

The Company provides certain telecommunication, administrative and other office services as well as accounting and bookkeeping services to Kanders & Company that are reimbursed by Kanders & Company. Such services aggregated $181,600 during the year ended December 31, 2008 and $304,600 during the year ended December 31, 2007.

As of December 31, 2008, the Company had a net receivable of $21,000 from Kanders & Company. The amount due to and from Kanders & Company is included in prepaids and other current assets and accounts payable and accrued liabilities in the accompanying consolidated balance sheet. The outstanding amount was paid and received in the first quarter of 2009. As of December 31, 2007, the Company had a net receivable of $46,000 from Kanders & Company. The amount due to and from Kanders & Company is included in prepaids and other current assets and accounts payable and accrued liabilities in the accompanying consolidated balance sheet. The outstanding amount was paid and received in the first quarter of 2008.

The Company provides certain telecommunication, administrative and other office services to Stamford Industrial Group, Inc., formerly known as Net Perceptions, Inc. ("SIG") that are reimbursed by SIG. Warren B. Kanders, our Executive Chairman, also serves as the Non-Executive Chairman of SIG. Such services aggregated $35,400 during the year ended December 31, 2008 and $79,000 during the year ended December 31, 2007.

As of December 31, 2008, the Company had an outstanding receivable of $8,300 from SIG. The amount due from SIG is included in prepaids and other current assets in the accompanying consolidated balance sheet. The outstanding amount was paid in January 2009. As of December 31, 2007, the Company had an outstanding receivable of $10,000 from SIG. The amount due from SIG is included in prepaids and other current assets in the accompanying consolidated balance sheet. The outstanding amount was paid by SIG in March 2008.

During the year ended December 31, 2008, the Company incurred charges of approximately $14,000 for payments to Kanders Aviation LLC ("Kanders Aviation"), an affiliate of the Company's Executive Chairman, Warren B. Kanders, relating to aircraft travel by officers of the Company for potential redeployment transactions, pursuant to the Transportation Services Agreement, dated December 18, 2003 between the Company and Kanders Aviation. During the year ended December 31, 2007, the Company incurred no charges related to Kanders Aviation.

As of December 31, 2008 and 2007, the Company had no outstanding receivables from or payables to Kanders Aviation.

In the opinion of management, the rates, terms and considerations of the transactions with the related parties described above are at least as favorable as those we could have obtained in arms length negotiations or otherwise are at prevailing market prices and terms.

4. INCOME TAXES

For financial reporting purposes, profits and (losses) from continuing operations before income taxes include the following components (in thousands):

	YEARS ENDED DECEMBER 31,		
	2008	2007	2006
Pre-Tax Income (loss):			
Domestic	$(2,402)	$ 120	$(1,291)
Foreign	--	--	--
	$(2,402)	$ 120	$(1,291)

The components of the income tax expense for each of the years in the three-year period ended December 31, 2008 is as follows (in thousands):

	YEARS ENDED DECEMBER 31,		
	2008	2007	2006
Current:			
Federal	$ --	$ 3	$ --
State	--	--	--
Foreign	--	--	--
Total current income for provision	$ --	$ 3	$ --

	YEARS ENDED DECEMBER 31,		
	2008	2007	2006
Deferred:			
Federal	(273)	3,850	(168)
State	16	1,218	350
Foreign	--	--	--
	(256)	5,068	182
Increase (decrease) in valuation allowance for deferred income taxes	256	(5,068)	(182)
Total deferred income tax for provision	--	--	--
Total income tax provision	$ --	$ 3	$ --

Total deferred income taxes were allocated as follows for the years ended December 31 (in thousands):

	2008	2007	2006
Income (loss) from operations	$ 256	$(5,068)	$ (182)
Stockholders' equity	(152)	(1)	(38)
Total	$ 104	$(5,069)	$ (220)

The income taxes credited to stockholders' equity relate to the tax benefit arising from unrealized gains on marketable securities.

The following is a summary of the items that caused recorded income taxes to differ from income taxes computed using the statutory federal income tax rate of 34% for the years ended December 31, 2008, 2007 and 2006:

	YEARS ENDED DECEMBER 31,		
	2008	2007	2006
Computed "expected" income tax expense (benefit)	(34.0)%	34.0%	(34.0)%
Increase (decrease) in income taxes resulting from:			
State income taxes, net of federal income taxes	(1.6)	514.4	(0.5)
NOL adjustments	2.1	152.3	18.3
Capital loss carryforward adjustment	22.7	3,506.2	30.3
Non-cash stock compensation	--	(9.5)	--
Other	0.2	8.2	--
(Decrease) increase in valuation allowance and other items	10.6	(4,202.8)	(14.1)
Income tax expense (benefit)	--%	2.8%	--%

Deferred income tax assets and liabilities are determined based on the difference between the financial reporting carrying amounts and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. Significant components of the Company's existing deferred income tax assets and liabilities as of December 31, 2008 and 2007 are as follows (in thousands):

	YEARS ENDED DECEMBER 31,	
	2008	2007
Deferred income tax assets (liabilities):		
Net operating loss, capital loss amount and research & experimentation credit carryforwards	$ 84,830	$ 84,970
Charitable contribution carryforward	5	4
Depreciation	(33)	(139)
Unrealized gain on marketable securities	(157)	(5)
Non-cash compensation	988	724
Accrued liabilities	159	134
Reserves for investments	1,728	1,728
Net deferred income tax assets before valuation allowance	87,520	87,416
Valuation allowance for deferred income tax assets	(87,520)	(87,416)
Net deferred income tax assets	$ --	$ --

The net change in the valuation allowance for deferred income tax assets for 2008 was an increase of $0.1 million as compared to a decrease of $5.1 million in 2007 and a decrease in 2006 of $0.2 million. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management has provided a valuation allowance against net deferred income tax assets at December 31, 2008, because the ultimate realization of those benefits and assets does not meet the more likely than not criteria.

At December 31, 2008, the Company has net operating loss, research and experimentation credit and alternative minimum tax credit carryforwards for U.S. federal income tax purposes of approximately $229.8 million, $1.3 million and $56,000, respectively, which expire in varying amounts beginning in the year 2009. The Company also had a capital loss carryforward of $1.6 million which expired in 2008. The Company's ability to benefit from certain net operating loss and tax credit carryforwards is limited under Section 382 of the Internal Revenue Code due to a prior ownership change of greater than 50%. Accordingly, approximately $225.4 million of the $229.8 million of U.S. net operating loss carryforward is currently available to offset taxable income that the Company may recognize in the future. Of the approximately $225.4 million of net operating losses available to offset taxable income, approximately $207.8 million does not begin to expire until 2020 or later, subject to compliance with Section 382 of the Internal Revenue Code as indicated by the following schedule:

Net Operating Loss And Capital Loss Carryforward Expiration Dates*
(Unaudited)
December 31, 2008

Expiration Dates December 31	Net Operating Loss Amount (000's)
2009	$ 1,900
2010	7,417
2011	7,520
2012	5,157
2020	29,533
2021	50,430
2022	115,000
2023	5,712
2024	3,566
2025	1,707
2026	476
2028	1,372
Total	229,790
Section 382 limitation	(4,428)
After Limitations	$ 225,362

*Subject to compliance with Section 382 of the Internal Revenue Code.

5. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) Plan (the "Plan"), a defined contribution plan covering substantially all employees of the Company. Under the Plan's deferred compensation arrangement, eligible employees who elect to participate in the Plan may contribute between 2% and 20% of eligible compensation, as defined, to the Plan. The Company, at its discretion, may elect to provide for either a matching contribution or discretionary profit-sharing contribution or both. The Company made matching contributions of approximately $39,000, $31,000 and $29,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

On June 13, 2000, the Company adopted the Clarus Corporation Employee Stock Purchase Plan (the "U.S. Plan") and the Global Employee Stock Purchase Plan (the "Global Plan") (collectively, the "Plans"), which offered employees the right to purchase shares of the Company's common stock at 85% of the market price, as defined. Under the Plans, full-time employees, except persons owning 5% or more of the Company's common stock, were eligible to participate after 90 days of employment. Employees could contribute up to 15% of their annual salary toward the Purchase Plan. A maximum of 1,000,000 shares of common stock could have been purchased under the Plans. Common stock was purchased directly from the Company on behalf of the participants. During the years ended December 31, 2008, 2007 and 2006, no shares were purchased for the benefit of the participants under the Plans.

Effective December 13, 2007, the Company terminated the Employee Stock Purchase Plan and the Global Employee Stock Purchase Plan (the "Plans"). We determined to discontinue the Plans because, at the time of termination, there were no employees participating in the Plans and the Plans were no longer a meaningful part of the Company's equity incentive program.

6. STOCK INCENTIVE PLANS

The Company adopted the 1998 Stock Incentive Plan (the "1998 Plan") in 1998. Under the 1998 Plan, the Board of Directors had the flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries or consultants to the Company. The 1998 Plan provided for grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and restricted units. During 2000, the Board of Directors and stockholders adopted an amendment, which increased the number of shares authorized and reserved for issuance from 1.5 million shares to 3.0 million shares. The aggregate number of shares of common stock that could be granted through awards under the 1998 Plan to any employee in any calendar year could not exceed 200,000 shares. The 1998 Plan was terminated in June 2005, but 683,750 stock options awarded under the plan are vested and remained eligible to be exercised at December 31, 2008.

The Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"), which was approved by stockholders at the Company's annual meeting in June 2005. Under the 2005 Plan, the Board of Directors has the flexibility to determine the type and amount of awards to be granted to eligible participants, who must be employees of the Company or its subsidiaries, directors, officers or consultants to the Company. The 2005 Plan provides for grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, and restricted units. The number of shares authorized and reserved for issuance under the 2005 Plan is 4.4 million, subject to an automatic annual increase equal to 4% of the total number of shares of Clarus' common stock outstanding. The aggregate number of shares of common stock that may be granted through awards under the 2005 Plan to any employee in any calendar year may not exceed 500,000 shares. The 2005 Plan will continue in effect until June 2015 unless terminated sooner. As of December 31, 2008, 625,000 stock options have been awarded under the plan of which 240,000 are unvested and 385,000 are vested and eligible for exercise.

In April 2003, the Company granted 500,000 shares of restricted stock to Warren B. Kanders, the Executive Chairman of the Board. The shares vest in ten years or earlier upon satisfaction of various conditions including performance based conditions relating to the price of the Company's common stock. Deferred compensation of $2.7 million was recorded at the date of grant representing the fair value of the shares and adjusted as of December 31, 2005 to $4.2 million to account for the increase in fair market value from grant date through December 31, 2005. With the implementation of SFAS 123R on January 1, 2006, the remaining compensation expense of $2.0 million of this award was expensed on a straight line basis over the remaining time period of 7.5 years. During the years ended December 31, 2008 and 2007, $268,000 was amortized to compensation expense for this award.

On December 30, 2005, the Board of Directors of Clarus Corporation accelerated the vesting of unvested stock options previously awarded to employees, officers and directors of the Company under its Amended and Restated Stock Incentive Plan of Clarus Corporation (as amended and restated effective as of June 13, 2000) and the Clarus Corporation 2005 Stock Incentive Plan, subject to such optionee entering into lock-up, confidentiality and non-competition agreements. As a result of this action, options to purchase 676,669 shares of common stock that would have vested over the next one to three years became fully vested.

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company's application of the Financial Accounting Standards Board Statement No. 123, "Share Based Payment (revised 2004) ("SFAS 123R"). The Company adopted the expense recognition provisions of SFAS 123R beginning January 1, 2006. The acceleration of the options reduced the Company's non-cash compensation expense related to these options by approximately $1.5 million or $0.09 per share (pre-tax) for the years 2006 – 2008, based on estimated value calculations using the Black–Scholes methodology.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments" ("SFAS 123R"), requiring recognition of expense related to the fair value of stock option awards. The Company recognizes the cost of the share-based awards on a straight-line basis over the requisite service period of the award. Prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by Statement of Financial Accountant Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under SFAS 123R, compensation cost recognized during 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recorded total non-cash stock compensation expense of approximately $268,000 related to unvested restricted stock under SFAS 123R for fiscal 2008 and 2007. For the years ended December 31, 2008 and 2007, the Company incurred compensation expense of approximately $409,000 and $176,000 respectively, related to stock options. For fiscal 2006 the Company incurred no compensation expense related to stock options under SFAS 123R.

On September 24, 2008, the Company issued 60,000 stock options, under the Company's 2005 Plan, to directors of the Company. The stock options vest and become exercisable in four equal consecutive quarterly tranches commencing on September 30, 2008. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year
Dividend Yield	0.00%
Expected volatility	28.95%
Risk-free interest rate	2.98%
Expected life	5.31 years
Weighted average fair value	$1.61

The expected life in years is based on the "simplified" calculation provided for in SEC Staff Accounting Bulletin No. 107. The simplified method determines the expected life in years based on the vesting period and contractual terms as set forth when the award is made. The Company continues to use the simplified method for awards of stock-based compensation after January 1, 2008 as permitted by SEC Staff Accounting Bulletin 110 ("SAB No. 110"), since it does not have the necessary historical exercise and forfeiture data to determine an expected life for stock options. Originally, the use of the simplified method was due to expire on December 31, 2007, but SAB No. 110 permits continued use of the simplified method if the Company concludes that it is not reasonable to base its estimate of expected term on its experience with historical exercise patterns. Using these assumptions, the fair value of the stock options granted during the year ended December 31, 2008 was approximately $96,750 which will be amortized over the vesting period of the options.

On December 13, 2007, the Company issued 430,000 stock options to directors and employees of the Company. The vesting period for 150,000 options issued to directors was one year and four years for the remaining 280,000 options issued to employees. For computing the fair value of the stock-based awards, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Options Vesting Period	1 year	4 years
Dividend Yield	0.00%	0.00%
Expected volatility	31.8%	40.9%
Risk-free interest rate	3.54%	3.80%
Expected life	5.75 years	6.25 years
Weighted average fair value	$2.22	$2.77

Using these assumptions, the fair value of the stock options granted during fiscal 2007 was approximately $1.1 million which will be amortized over the vesting period of the options. There were no options granted during fiscal 2006.

The Company recorded total non-cash stock compensation expense of approximately $300,000 respectively, for the years ended December 31, 2008, 2007 and 2006 for 500,000 shares of restricted stock. Total non-cash stock compensation expense related to stock options was $409,000 and $176,000, respectively, for the years ended December 31, 2008 and 2007, respectively. There was no stock compensation expense incurred by the Company related to stock options for the years ended December 31, 2006.

Total options available for grant under all plans as of December 31, 2008 were 4.4 million. A summary of changes in outstanding options during the three years ended December 31, 2008 is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
December 31, 2005	1,681,250	$ 5.35-$10.00	$ 7.36
Granted	--		
Forfeited	--		
Expired	(7,500)	$ 5.41	$ 5.41
Exercised	--		
December 31, 2006	1,673,750	$ 5.35-$10.00	$ 7.36
Granted	430,000	$ 5.98	$ 5.98
Forfeited	(7,757)	$ 7.40-$8.60	$ 8.17
Expired	--		
Exercised	(247,243)	$ 5.35-$8.60	$ 5.81
December 31, 2007	1,848,750	$ 5.35-$10.00	$ 7.24
Granted	60,000	$ 5.01	$ 5.01
Forfeited	--		
Expired	--		
Exercised	--		
December 31, 2008	1,908,750	$ 5.01-$10.00	$ 7.17
Vested and exercisable at December 31, 2008	1,668,750		$ 7.36
Vested and exercisable at December 31, 2007	1,493,750		$ 7.54
Vested and exercisable at December 31, 2006	1,673,750		$ 7.36

The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives by significant ranges for options outstanding and exercisable as of December 31, 2008

	Outstanding			Exercisable	
Exercise Price Range	Number of Shares Outstanding at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Shares Exercisable at December 31, 2008	Weighted Average Exercise Price
$ 5.01 - $ 5.52	450,000	$ 4.97	6.0	420,000	$ 5.33
$ 5.53 - $10.00	1,458,750	$ 6.89	6.6	1,248,750	$ 8.04
	1,908,750	$ 7.17	6.4	1,668,750	$ 7.36

7. COMMITMENTS AND CONTINGENCIES

LEASES

The Company rents certain office space, under non-cancelable operating leases. Rents charged to expense were approximately $400,000 in each of the years ended December 31, 2008, 2007, and 2006, respectively. Future minimum lease payments for the next five years and thereafter under non-cancelable operating leases with remaining terms greater than one year as of December 31, 2008, are as follows (in thousands):

	Gross Rental Obligations	Sub-Lease Income
Year ending December 31,		
2009	426	106
2010	451	113
2011	1,128	282
2012	--	--
2013	--	--
Thereafter	--	--
Total	$2,005	$501

Our corporate headquarters is currently located in Stamford, Connecticut where we lease approximately 8,600 square feet for $28,960 a month during 2008, pursuant to a lease that includes annual rent escalations, which expires on March 31, 2019.

LITIGATION

We are not a party to nor are any of our properties subject to any pending legal, administrative or judicial proceedings other than routine litigation incidental to our business.

8. RIGHTS AGREEMENT

On February 7, 2008, our Board of Directors approved a Rights Agreement (the "Rights Agreement") which provides for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock, payable to stockholders of record as of the close of business on February 12, 2008. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a purchase price of $12.00. The Rights Agreement is designed to assist in limiting the number of 5% or more owners and thus reduce the risk of a possible "change of ownership" under Section 382 of the Internal Revenue Code of 1986 as amended. A significant penalty is imposed on any person or group that acquires 4.9% or more (but less than 50%) of our then-outstanding common stock without the prior approval of our Board of Directors. There is no guaranty that the objective of the Rights Agreement of preserving the NOLs will be achieved. There is a possibility that certain transactions may be completed by stockholders or prospective stockholders that could trigger an "ownership change." The parties to the Rights Agreement, dated as of February 12, 2008 are Clarus and American Stock Transfer & Trust Company, as rights agent.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during the periods covered by this Annual Report on Form 10-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management carried out an evaluation, under the supervision and with the participation of the Company's Executive Chairman of the Board of Directors and Chief Financial Officer, its principal executive officer and principal financial officer, respectively of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008, pursuant to Exchange Act Rule 13a-15. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the appropriate management on a basis that permits timely decisions regarding disclosure. Based upon that evaluation, the Company's Executive Chairman of the Board of Directors and Chief Financial Officer concluded that the Company's disclosure controls and procedures as of December 31, 2008 are effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this report and as part of their audit, has issued their report, included herein in Item 8, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

No changes in the Company's internal control over financial reporting have come to management's attention during the fourth quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act.)

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

The Company has adopted a code of ethics that applies to its principal executive officer and principal financial officer, and to all of its other officers, directors and employees. The code of ethics may be accessed at www.claruscorp.com, our Internet website, at the tab "Corporate Governance". The Company intends to disclose future amendments to, or waivers from, certain provisions of its code of ethics, if any, on the above website within five business days following the date of such amendment or waiver.

Other information required by Item 10, including information regarding directors, membership and function of the audit committee, including the financial expertise of its members, and Section 16(a) compliance, appearing under the captions "Election of Directors", "Information Regarding Board of Directors and Committees" and "Other Matters" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the caption "Executive Compensation" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Relationships and Related Transactions" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Principal Accountant Fees and Services" in our Proxy Statement used in connection with our 2009 Annual Meeting of Stockholders, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements, Financial Statement Schedules and Exhibits

(a) Financial Statements

(1) The following financial statements are filed with this report on the following pages indicated:

(2) The following additional financial statement schedule and report of independent registered public accounting firm are furnished herewith pursuant to the requirements of Form 10-K:

(3) The following Exhibits are hereby filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.3 of the Company's Form S-1/A Registration Statement filed with the Securities and Exchange Commission on April 6, 1998 (File No. 333- 46685)).
3.2	Amendment to Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 4.1 of the Company's 10-Q filed with the Securities and Exchange Commission on August 14, 2000).
3.3	Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Appendix C of the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on November 6, 2002).
3.4	Amendment to Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2003).
3.5	Amended and Restated Bylaws of the Company (incorporated herein by reference to Appendix D of the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on November 6, 2002).
3.6	Amendment No. 1 to the Amended and Restated Bylaws of the Company. (incorporated herein by reference to Exhibit 3.4 of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 2003).
3.7	Form of Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Company's Form 8-K, filed with the Securities and Exchange Commission on February 13, 2008).
4.1	See Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5 for provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of the Company defining rights of the holders of Common Stock of the Company.
4.2	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.2 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 26, 1998 (File No. 333-46685)).

4.3 Restricted Stock Agreement, dated as of April 11, 2003, between the Company and Warren B. Kanders (incorporated herein by reference to Exhibit 4.1 of the Company's Form 10-Q filed with the Securities and Exchange Commission on May 15, 2003). *

4.4 Rights Agreement, dated as of February 12, 2008, by and between Clarus Corporation and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 13, 2008).

4.5 Form of Rights Certificate (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 13, 2008).

10.7 Form of Indemnification Agreement for Directors and Executive Officers of the Company (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on December 23, 2002).

10.8 Employment Agreement, dated as of December 6, 2002, between the Company and Warren B. Kanders (incorporated herein by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on December 23, 2002).*

10.9 Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000). *

10.10 Form of Nonqualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 of the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2000). *

10.11 Lease, dated as of September 23, 2003, between Reckson Operating Partnership, L.P., the Company and Kanders & Company, Inc. (incorporated herein by reference to Exhibit 10.1 of the Company's 10-Q filed with the Securities and Exchange Commission on November 12, 2003).

10.12 Transportation Services Agreement, dated as of December 18, 2003, between Kanders Aviation, LLC and the Company (incorporated herein by reference to Exhibit 10.23 of the Company's 10-K filed with the Securities and Exchange Commission on March 11, 2004).

10.13 Clarus Corporation 2005 Stock Incentive Plan (incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on May 2, 2005). *

10.14 Form of Stock Option Agreement for the Clarus Corporation 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2005). *

10.15 Amendment to the form of Stock Option Agreement for the Clarus Corporation 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on January 6, 2006). *

10.16 Stock Option Agreement, dated December 23, 2002, between the Company and Warren B. Kanders (incorporated herein by reference to Exhibit 4.6 of the Company's Registration Statement Form S-8 filed with the Securities and Exchange Commission on August 18, 2005). *

10.17 Extension Agreement, dated as of May 1, 2006, to the Employment Agreement, dated as of December 6, 2002, between the Company and Warren B. Kanders (incorporated herein by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on May 4, 2006).*

10.18 Resignation and Severance Agreement and General Release, dated as of December 11, 2006, between the Company and Nigel P. Ekern (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on December 12, 2006).*

23.1 Consent of Independent Registered Public Accounting Firm.**

31.1 Certification of Principal Executive Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.**

31.2 Certification of Principal Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.**

32.1	Certification of Principal Executive Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934.**
32.2	Certification of Principal Financial Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934.**

* Management contract or compensatory plan or arrangement.
** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARUS CORPORATION

Date: March 3, 2009

By:/s/ Philip A. Baratelli

Philip A. Baratelli
Chief Financial Officer

Signature	Title	Date
/s/ Warren B. Kanders Warren B. Kanders	Executive Chairman of the Board of Directors (principal executive officer)	March 3, 2009
/s/ Philip A. Baratelli Philip A. Baratelli	Chief Financial Officer (principal financial officer)	March 3, 2009
/s/ Donald L. House Donald L. House	Director	March 3, 2009
/s/ Burtt R. Ehrlich Burtt R. Ehrlich	Director	March 3, 2009
/s/ Nicholas Sokolow Nicholas Sokolow	Director	March 3, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Clarus Corporation:

Under date of March 3, 2009, we reported on the consolidated balance sheets of Clarus Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in the 2008 annual report on Form 10-K of Clarus Corporation. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of Clarus Corporation's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Stamford, Connecticut
March 3, 2009

Schedule II

Valuation and Qualifying Accounts
Clarus Corporation and Subsidiaries
For the years ended December 31, 2008, 2007 and 2006
Valuation Allowance for Deferred Income Tax Assets and Restructuring and Related Charges

	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions (a) (b)	Balance at End of Period
Valuation Allowance for Deferred Income Tax Assets				
2006	$92,705,000	$ (220,000)	$ --	$92,485,000
2007	92,485,000	(5,069,000)	--	87,416,000
2008	$87,416,000	$ 256,000	$ (152,000)	$87,520,000
Restructuring Accruals				
2006	$17,000	--	$ (17,000)	--

(a) Deductions related to restructuring and related accruals represent cash payments.
(b) Deduction related to valuation allowance for deferred income tax assets represents decrease in valuation allowance credited to stockholders' equity.

EXHIBIT INDEX

Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of Principal Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of Principal Executive Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934.
32.2	Certification of Principal Financial Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of Clarus Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-42600, 333-42604, 333-127686 and 333-79565) of Clarus Corporation of our reports dated March 3, 2009, with respect to the consolidated balance sheets of Clarus Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Clarus Corporation.

Our report on the consolidated financial statements refers to the adoption of Financial Accounting Standards Board No. 123(R), Share-Based Payments, as of January 1, 2006.

/s/ KPMG LLP

Stamford, Connecticut
March 3, 2009

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Warren B. Kanders, certify that:

1. I have reviewed this annual report on Form 10-K of Clarus Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2009

By:/s/ Warren B. Kanders

Warren B. Kanders
Executive Chairman of the Board of Directors

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Philip A. Baratelli certify that:

1. I have reviewed this annual report on Form 10-K of Clarus Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 3, 2009

By:/s/ Philip A. Baratelli

Philip A. Baratelli
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Warren B. Kanders, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Clarus Corporation on Form 10-K for the year ended December 31, 2008, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Clarus Corporation.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 3, 2009

By: /s/ Warren B. Kanders

Warren B. Kanders
Executive Chairman of the Board of Directors

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Philip A. Baratelli, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Clarus Corporation on Form 10-K for the year ended December 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Clarus Corporation.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: March 3, 2009

By: /s/Philip A. Baratelli

Philip A. Baratelli
Chief Financial Officer

CORPORATE INFORMATION

BOARD OF DIRECTORS

Warren B. Kanders
Executive Chairman

Donald L. House
Consultant

Burtt R. Ehrlich
Consultant

Nicholas Sokolow
Partner
Lebow & Sokolow, LLP

MANAGEMENT

Warren B. Kanders
Executive Chairman

Philip A. Baratelli
Chief Financial Officer

Gary Julien
VP - Corporate Development

Susan Luckfield
Controller

STOCKHOLDER INFORMATION

HEADQUARTERS

Clarus Corporation
One Landmark Square
22nd Floor
Stamford, CT 06901
(203) 428-2000

INVESTOR RELATIONS CONTACT

Philip A. Baratelli
(203) 428-2000

STOCK QUOTATION

The Company's common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol CLRS.PK.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Co.
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

INDEPENDENT ACCOUNTANTS

KPMG LLP
3001 Summer Street
3rd Floor
Stamford, CT 06905

LEGAL COUNSEL

Kane Kessler, P.C.
1350 Ave. of the Americas
New York, NY 10019

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, June 18, 2009, at 9:30 am Eastern Daylight Time at our corporate headquarters located at One Landmark Square, 22nd Floor, Stamford, CT 06901. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report.

MARKET QUOTES

Current quotes for Clarus common stock can be viewed at www.claruscorp.com. No cash dividends have been declared.

www.claruscorp.com